File No. 70-9473

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     --------------------------------------
                                 AMENDMENT NO. 7
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

The National Grid Group plc                 New England Electric System
National Grid (US) Holdings                 25 Research Drive
         Limited                            Westborough, Massachusetts 01582
National Grid (US)
         Investments
National Grid House
Kirby Corner Road
Coventry CV4 8JY
United Kingdom

National Grid (Ireland) 1
         Limited
National Grid (Ireland) 2
         Limited
8-10 rue Mathias Hardt

BP39, L2010
Luxembourg

National Grid General
         Partnership

NGG Holdings, Inc.
10th Floor
Oliver Building
2 Oliver Street
Boston, MA 02109

                   (Name of company filing this statement and
                     address of principal executive offices)
                 ----------------------------------------------
    The National Grid Group plc                 New England Electric System

                     (Name of top registered holding company
                     parent of each applicant or declarant)
                   ------------------------------------------

Jonathan M. G. Carlton                  Douglas W. Hawes
The National Grid Group plc             Joanne C. Rutkowski
National Grid House                     Sheri E. Bloomberg
Kirby Corner Road                       Markian M.W. Melnyk
Coventry CV4 8JY                        LeBoeuf, Lamb, Greene & MacRae, L.L.P.
United Kingdom                          125 West 55th Street
Telephone: 011-44-1203-537-777          New York, NY  10019
Facsimile: 011-44-1203-423-678          Telephone: 212-424-8000
                                        Facsimile: 212-424-8500

NGG Holdings, Inc.
10th Floor
Oliver Building
2 Oliver Street
Boston, MA  02109
Telephone:  617-946-2104
Facsimile:  617-946-2111

Michael E. Jesanis                      Clifford M. Naeve
Kirk L. Ramsauer                        Judith A. Center
New England Electric System             Skadden, Arps, Slate, Meagher
25 Research Drive                         & Flom L.L.P.
Westborough, Massachusetts 01582        1440 New York Avenue, N.W.
                                        Washington, D.C.  20005


                      ------------------------------------
                   (Names and addresses of agents for service)








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



                                  Defined Terms

     1.   Applicants means the Intermediate Companies, National Grid and NEES.

     2. Intermediate Companies means National Grid (US) Holdings Limited, National Grid (US) Investments, National Grid (Ireland) 1 Limited, National Grid (Ireland) 2 Limited and National Grid General Partnership.

     3. NEES -- Immediately after the proposed Merger, pursuant to an amendment to NEES' Agreement and Declaration of Trust, NEES will have been merged with NGG Holdings, LLC, with NEES as the surviving entity and then merged again into another LLC (which survives) which in turn will merge into NGG Holdings, Inc. with NGG Holdings, Inc. as the surviving entity. The term "NEES" refers to both NEES and NGG Holdings, Inc. as the surviving entity.

     4.   National Grid means The National Grid Group plc.

     5.   National Grid System means National Grid and its subsidiary companies.

     6.   NEES Group means NEES and the NEES Subsidiary Companies.

     7.   NEES Subsidiary Companies means the subsidiary companies of NEES.

     8. U.S. Subsidiary Companies means NEES, the NEES Subsidiary Companies and the Intermediate Companies.

     9. U.S. Utility Subsidiaries means New England Power Company, Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, Nantucket Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, New England Hydro- Transmission Electric Company, Inc. and Vermont Yankee Nuclear Power Corporation.



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



                                TABLE OF CONTENTS

Item    1.   Description of Proposed Merger

         A.  Introduction
             1.  General Request
             2.  Overview of Merger

         B.  Description of the Parties to the Merger
             1.  National Grid
             2.  NEES

         C.  Description of the Merger
             1.  Background
             2.  Merger Agreement
             3.  Corporate Structure for the Merger
             4.  Financing the Merger

         D. Management and Operations of National Grid and NEES Following the Merger

         E.  Industry Restructuring Initiatives Affecting U.S. Operations

         F.  Reporting

Item    2.   Fees, Commissions and Expenses

Item    3.   Applicable Statutory Provisions

         A.  Legal Analysis

             1.  Section 10(b)
                 a.  Section 10(b)(1)
                     i.   Interlocking Relationships
                     ii.  Concentration of Control
                 b.  Section 10(b)(2) -- Fairness of Consideration
                 c.  Section 10(b)(2) -- Reasonableness of Fees
                 d.  Section 10(b)(3)
             2.  Section 10(c)
                 a.  Section 10(c)(1)
                 b.  Section 10(c)(2)
             3.  Section 10(f)

         B.  Other Statutory Provisions

Item    4.   Regulatory Approvals

         A.  Antitrust

         B.  Federal Power Act

         C.  Atomic Energy Act

         D.  Exon-Florio

         E.  State Public Utility Regulation

Item    5.   Procedure


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



Item    6.   Exhibits and Financial Statements

         A.  Exhibits

         B.  Financial Statements

Item    7.   Information as to Environmental Effects




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



     This    Pre-Effective    Amendment    No.   7    amends    the   Form   U-1
Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on March 26, 1999, in its entirety as follows:

ITEM 1. DESCRIPTION OF THE PROPOSED MERGER

     A.   Introduction

     This Application/Declaration seeks approvals relating to the proposed acquisition of NEES, a Massachusetts business trust, by National Grid, a public limited company incorporated under the laws of England and Wales, pursuant to which NEES and its subsidiaries will become subsidiaries of National Grid (the "Merger"). Following consummation of the Merger, National Grid and each of the Intermediate Companies will register with the Securities and Exchange Commission (the "Commission") as holding companies under Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act").1 NEES is currently a holding company registered under Section 5 of the Act and will remain as such following consummation of the Merger. On February 1, 1999, NEES announced that it had entered into an agreement to acquire all of the outstanding common stock of Eastern Utilities Associates ("EUA"), a holding company registered under the Act. Consummation of the merger between NEES and EUA is not conditional on, and is proceeding independently from, the closing of the Merger. Authorization under the Act for NEES' acquisition of EUA will be the subject of a separate application to the Commission by NEES.

          1.   General Request

     Pursuant to Sections 9(a)(2) and 10 of the Act, the Applicants hereby request authorization and approval of the Commission to acquire, by means of the Merger, all of NEES' interest in the issued and outstanding common stock of the subsidiaries of NEES that are public utility companies within the meaning of the Act, namely New England Power

--------
     1 The Intermediate Companies either have been or will be formed prior to the consummation of the Merger. They have been added to this Application/Declaration to enable the Commission to issue a notice. The Intermediate Companies will require the approval of their respective boards of directors to engage in the activities contemplated by this filing.

Company ("NEP"), Massachusetts Electric Company ("Mass. Electric"), The Narragansett Electric Company ("Narragansett"), Granite State Electric Company ("Granite State"), Nantucket Electric Company ("Nantucket"), New England Electric Transmission Corporation ("NEET"), New England Hydro-Transmission Corporation ("N.H. Hydro"), New England Hydro-Transmission Electric Company, Inc. ("Mass. Hydro") and Vermont Yankee Nuclear Power Corporation. The Applicants also hereby request that the Commission approve (i) the acquisition by the Applicants of NEES' interest in the non- utility activities, businesses and investments of NEES and the retention of National Grid's existing non-utility activities, businesses and investments; (ii) certain acquisition-related financing matters, and (iii) certain amendments to the NEES standard form of service company agreement.

     The timing of the Commission's action on the merger of NEES and EUA and the Merger (i.e., National Grid's acquisition of NEES) is uncertain. Should the Commission approve the NEES/EUA merger first, Applicants propose that the authorization requested in this Application/Declaration be deemed a request for the acquisition of an indirect interest in the EUA subsidiaries and operations acquired by NEES. Should the Commission approve the Merger first, National Grid will join NEES as an applicant in the NEES/EUA merger application/declaration filed with the Commission.

          2.   Overview of the Merger

     Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 11, 1998 by and among National Grid, NGG Holdings LLC, a Massachusetts limited liability company and a wholly owned subsidiary of National Grid, and NEES, NEES will become an indirect, wholly owned subsidiary of National Grid. The proposed corporate structure of National Grid after the Merger is discussed in more detail in Item 1.E below.

     As consideration for each common share of NEES outstanding at the time of the Merger, the NEES shareholders will receive $53.75 per share in cash, plus up to an additional $0.60 in cash per share if the Merger is not consummated within six months after the NEES shareholders approve the Merger, calculated at a rate of $0.003288 for each day that the Merger closing is delayed past the end of the six month period. The NEES shareholders will not obtain any stock consideration from National Grid in the Merger.

     As discussed in more detail in Item 3.A. below, in addition to providing substantial value to NEES shareholders as described above, the Merger will produce substantial benefits to the public interest and to consumers in New England, as well as the shareholders of National Grid, by combining a company with demonstrated expertise in operating in a competitive environment with a company that having divested the bulk of its generation assets and operating in states where deregulation initiatives are advanced is well positioned to compete.

     Benefits to customers fall in three categories. First, National Grid has significant expertise in providing the infrastructure, dispatch and power exchange necessary for an efficient power supply market. Power supply is the major cost element of electricity and is crucially influenced by the efficient development of the market for the product. The efficient provision of the infrastructure to let the supply market develop will facilitate the increase in potential suppliers of electricity, with the competition so generated leading to lower and more stable prices for the unregulated supply component of electric service.

     Second, there will be savings and efficiencies associated with the NEES-National Grid Merger itself. The two companies are currently in the process of evaluating integration possibilities, aimed at eliminating duplication and implementing best practices. National Grid's significantly larger scale, both in financial and operational terms, will enhance the ability of NEES to use new developments in transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit.

     Third, the Merger will allow further pursuit of consolidation in the electric utility business. The restructuring of the industry in New England and the divestiture of generation by companies owning transmission and distribution interests has left a fragmented infrastructure with individual companies of too small a size to fully exploit economies of scale. NEES, with its already low distribution prices and profit margins, is not in a position on its own to pursue significant further regional consolidation. This transaction will allow further consolidations and consolidation savings to be pursued, while maintaining low rates for customers. The agreement for NEES to acquire EUA, while not in itself conditional on the NEES-National Grid Merger, is entirely consistent with this strategy.

     The Merger also provides NEES employees with the opportunity for growth as they participate in industry restructuring and allows National Grid to apply its extensive experience in competitive electricity supply markets to the electricity industry in the U.S. at a time of strategic significance in the reform and restructuring of the industry.

     The Merger has been approved by the shareholders of NEES and National Grid, as well as by the Federal Energy Regulatory Commission (the "FERC"), the Vermont Public Service Board (the "VPSB"), the Connecticut Department of Public Utility Control (the "CDPUC") and the New Hampshire Public Utilities Commission ("NHPUC"). While the express approval of the Massachusetts Department of Telecommunications and Energy (the "MDTE") and the Rhode Island Public Utility Commission (the "RIPUC") are not required, those regulators have issued letters certifying that they have the authority and resources to protect ratepayers. In addition, Granite State and NEP have made representations to the NHPUC that the Merger will not adversely affect their rates, terms, service or operations. The Nuclear Regulatory Commission (the "NRC") has approved the transaction. Finally, the Merger has been cleared by the Committee on Foreign Investments in the United States under the Exon-Florio Provisions of the Omnibus Trade and Competitiveness Act of 1988 and by the Antitrust Division of the Justice
Department and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     B.   Description of the Parties to the Merger

          1.   National Grid

     National Grid is a holding company formed in 1989. Its principal subsidiary, The National Grid Company plc ("NGC"), a public limited company formed under the laws of England and Wales, was created as a result of the privatization and restructuring of the British electric system. National Grid's ordinary shares are listed on the London Stock

Exchange (the "LSE") and National Grid American Depositary Receipts ("ADRs") are listed on the New York Stock Exchange.

     The table below shows the revenues, net income and total assets of National Grid, NEES and EUA for the twelve months to September 30, 1999, according to U.S. GAAP.

                            National Grid            NEES                EUA
                                ($ mm)              ($ mm)             ($ mm)

Revenues                        2,412               2,513                548
Net Income                      1,661                149                 17
Total Assets                    8,437               4,900               1,481


     The table below shows the capitalization of National Grid, NEES, EUA, and the combined group on a pro forma basis, as of September 30, 1999, according to U.S.

GAAP.2

--------
     2 The figures for revenues, net income and assets were translated into dollars using a rate of U.S. $1.60 equals one pound. Consistent with U.S. GAAP, National Grid's share of joint ventures and associate's businesses is included in net income and assets but is omitted from revenues. For the year ended September 30, 1999, National Grid's share of Energis losses were $26 million (excluding exceptional profits of $1,427 million).

                   National     National      NEES        NEES        EUA         EUA       Pro Forma       Pro Forma
                     Grid       Grid (%)                                          (%)        Combined       Combined
                    ($ mm)                   ($ mm)       (%)        ($ mm)                   ($ mm)           (%)

Short-term            404         6.7%          39        1.4%        118        16.8%          561           5.7%
debt

Long-term           3,133        52.3%       1,059       38.8%        190        27.1%        6,682 (3)      68.2%
debt

Preferred             -            -            20        0.7%         35         5.0%           55           0.6%
stock

Minority                1          -            39        1.4%         -           -             40           0.4%
interest

Common              2,454        41.0%       1,578       57.7%        358        51.1%        2,454          25.1%4
stock equity

Total               5,992         100%       2,735        100%        701        100%         9,791           100%


     Except for National Grid (US) Holdings Limited, National Grid has one direct subsidiary, National Grid Holdings Limited ("National Grid Holdings"). National Grid Holdings was formed under the laws of England and Wales in 1999 to serve as a subholding company over NGC and the other subsidiaries of National Grid not in the NEES chain of ownership. Prior to consummation of the Merger, National Grid Holdings will file its notification of foreign utility company ("FUCO") status to qualify as a FUCO within the meaning of Section 33 of the Act. The parties expect that National Grid Holdings will retain this status following the Merger and that the activities and operations of National Grid Holdings' direct and indirect subsidiary companies will be exempt from the Act as subsidiaries of National Grid Holdings, provided that each derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the US and none are public utility companies operating in the US. A chart showing

--------
     3 Includes $2,300 million of acquisition financing.

     4 Cash balances of $1,074 million (on a pro forma basis) on hand on September 30, 1999 are not shown above.


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



National Grid and all of its subsidiaries following the formation of National Grid Holdings is attached hereto as Exhibit E-2.

     The following entities are the direct subsidiaries of National Grid Holdings and the description of their operations provides a description of the principal lines of business, as well as some administrative operations, within the National Grid holding company system.

     (1) NGC -- As part of the U.K. government's privatization efforts, the Central Electricity Generating Board, which owned and operated the vast majority of electric generation and transmission facilities in England and Wales, was split into three competing generation companies, and an independent transmission company, NGC. As a result, NGC is the only transmission company in England and Wales and now owns 4,300 miles of overhead transmission lines and 400 miles of underground cables, all in England and Wales, as well as interconnections with Scotland and France. The principal functions of NGC in the competitive British power supply market are to provide transmission services on a for-profit, non-discriminatory basis, and to maintain and make all needed improvements to optimize access to that system; to procure ancillary services on the transmission system; to match demand and supply; to manage the daily system of half-hourly bids for competing generators; and to calculate market prices and make the payments due from each day's energy trading. NGC is subject to regulatory controls overseen by the Director General of Electricity Supply with regard to the prices it may charge for transmission services in England and Wales. The current transmission price control arrangements for NGC are expected to remain in force until March 31, 2001.

     (2) National Grid Insurance Limited, is an insurance subsidiary formed in connection with the self-insured retention of NGC's transmission assets. National Grid owns all of the outstanding ordinary shares of National Grid Insurance Limited, with preference shares held by Barclays Bank.

     (3) National Grid International Limited, is an intermediate holding company for certain of the overseas operations of National Grid, in particular, its businesses in South America, India, Africa and the U.S. National Grid International Limited is indirectly engaged in the following businesses: (a) automated meter reading and billing; (b) telecommunications, and (c) electric transmission and distribution. Teldata International Limited and National Grid USA Inc. are subsidiaries of National Grid International Limited with operations in the US. Teldata Inc. and First Point Services Inc. are Delaware corporations and subsidiaries of Teldata International Limited that provide metering and billing services to electric, gas and water utilities and energy service providers. National Grid USA Inc. is a Delaware corporation that was formed to investigate potential opportunities in the US market for National Grid. Except as mentioned above, no other National Grid companies maintain operations in the US. National Grid International Limited does not directly or indirectly derive any part of its income from the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power within the US. None of National Grid International Limited or its subsidiaries is a public utility company operating in the US.

     (4) The National Grid Group Quest Trustees Limited is the trustee company for National Grid's qualifying employee share ownership trust.

     (5) NGG Telecoms Holdings Limited indirectly holds National Grid's interest (currently at 36.0%) in Energis plc ("Energis"), a telecommunications company focusing on the business marketplace in the United Kingdom. Originally known as Telecom Electric, Energis was created to build a new network for telecommunications in the U.K., under government license, and to respond to NGC's need for a high speed telecommunications system that could transmit data and be used to coordinate operations among NGC's protection, control and signaling systems. NGC met this need, employing its expertise in network engineering and certain NGC-developed cable stringing technology, with a fiber optic network built on top of its existing network of electric transmission facilities and associated rights of way. NGC leased the physical assets comprising the telecommunications system to Energis which markets telecommunications services to the public and to NGC on an arm's-length basis.

     (6) Natgrid Finance Holdings Limited is an intermediate holding company for entities that provide financial management services to National Grid.

          2.   NEES

     NEES is organized and exists as a voluntary association created under the laws of the Commonwealth of Massachusetts on January 2, 1926. NEES's principal executive office is located at 25 Research Drive, Westborough, Massachusetts 01582.

     NEES is a holding company registered under Section 5 of the 1935 Act, and it and its subsidiaries are subject to the broad regulatory provisions of the Act. Various NEES subsidiaries are also subject to regulation by (i) the FERC under the Federal Power Act ("FPA") with respect to wholesale sales and transmission of electric power, accounting and other matters, and (ii) various state regulatory commissions, as discussed below. In addition, the activities of nuclear facilities in which NEES and its subsidiaries have ownership interests are regulated by the NRC.

     The common stock, par value of $1.00 per share, of NEES is listed on the New York Stock Exchange and the Boston Stock Exchange. As of December 31, 1998, there were 59,171,015 shares of NEES common stock outstanding. On a consolidated basis for the year ended September 30, 1999, NEES had total assets of $4.90 billion, net utility assets of $2.51 billion, total operating revenues of $2.51 billion, utility operating revenues of $2.24 billion, and net income of $149 million.

     NEES owns all of the voting securities of the following four distribution subsidiaries, Mass. Electric, Narragansett, Granite State and Nantucket, and
99.97 percent of the outstanding voting securities of its principal transmission subsidiary, NEP. The NEES system covers more than 4,500 square miles with a population of approximately 3,000,000. At September 30, 1999, NEES and its subsidiaries had approximately 3,826 employees.

     (1) Mass. Electric is a public utility company engaged in the delivery of electric energy to approximately 980,000 customers in an area comprising approximately 43 percent of Massachusetts. Mass. Electric's service area consists of 146 cities and towns, including the highly diversified commercial and industrial cities of Worcester, Lowell and Quincy. The population of the service area is approximately 2,160,000, or 36 percent of the total population of the state. During 1998, 39 percent of Mass. Electric's revenues from the sale of electricity was derived from residential customers, 39 percent from commercial customers, 21 percent from industrial customers and 1 percent from others. In 1998, the utility's 20 largest customers accounted for approximately 7 percent of its electric revenues. As of September 30, 1999, Mass. Electric had total assets of $1.41 billion, operating revenues of $1.37 billion and net income of $60.0 million for the twelve months to date. Mass. Electric is subject to rate regulation by the FERC and the MDTE.

     (2) Narragansett is a public utility company engaged in the delivery of electric energy to approximately 335,000 customers in Rhode Island. Its service area covers about 839 square miles, or 80 percent of the area of the state, and encompasses 27 cities and towns, including Providence, East Providence, Cranston and Warwick. The population of the service area is approximately 725,000 or 72 percent of the total population of the state. During 1998, 44 percent of Narragansett's revenues from the sale of electricity was derived from residential customers, 40 percent from commercial customers, 14 percent from industrial customers, and 2 percent from others. In 1998, the 20 largest customers of Narragansett accounted for approximately 10 percent of its electric revenues. As of September 30, 1999, Narragansett had total assets of $673.4 million, operating revenues of $456.1 million and net income of $30.1 million for the twelve months to date. Narragansett is subject to regulation by the FERC, the RIPUC and the Rhode Island Division of Public Utilities and Carriers ("RIDIV").

     (3) Granite State is a public utility company engaged in the delivery of electric energy to approximately 37,000 customers in 21 New Hampshire communities. The Granite State service territory has a population of approximately 73,000 and includes the Salem area of southern New Hampshire and several communities along the Connecticut River. During 1998, 49 percent of Granite State's revenues from the sale of electricity was derived from commercial customers, 36 percent from residential customers, 14 percent from industrial customers, and 1 percent from others. In 1998, the 10 largest customers of Granite State accounted for approximately 18 percent of its electric revenue. As of September 30, 1999, Granite State had total assets of $65.0 million, operating revenues of $60.6 million, and net income of $2.8 million for the twelve months to date. Granite State is subject to regulation by the FERC and the NHPUC.

     (4) Nantucket provides electric utility service to approximately 10,000 customers on Nantucket Island in Massachusetts. Nantucket's year-round population is approximately 6,000, with a summer peak of approximately 40,000. Nantucket's service area covers the entire island. During 1998, 62 percent of Nantucket's revenues from the sale of electricity was derived from residential customers, 37 percent from commercial customers and 1 percent from others. At the end of 1998, Nantucket had total assets of $44 million, operating revenues of $15.1 million, and net income of $567,000. Nantucket is subject to regulation by the FERC and the MDTE.5

     (5) NEP is principally engaged in purchasing, transmitting and selling electric energy at wholesale. In 1998, 98 percent of NEP's all-requirement revenue from the sale of electricity was derived from sales for resale to affiliated companies and 2 percent from sales for resale to municipal and other utilities. NEP has recently completed the sale of substantially all of its non-nuclear generating business and currently is attempting to sell its minority interests in three operating nuclear power plants and one fossil-fueled generating station in Maine.6 As of September 30, 1999, NEP had total assets of $2.28 billion, operating revenues of $586.2 million and net income of $70.8 million for the twelve months to date. NEP is subject, for certain purposes, to regulation by the SEC, the FERC, the NRC, the RIDIV, the MDTE, the NHPUC, the VPSB, the CDPUC, and the Maine Public Utilities Commission.

     (6) NEET, a wholly owned subsidiary of NEES, owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire.

--------
     5 Audited financial statements for the year ended September 30, 1999 are not available.

     6 NEP is also a holding company because it owns 20% of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility. NEP also has minority interests in Yankee Atomic Electric Company (30%), Maine Yankee Atomic Power Company (20%) and Connecticut Yankee Atomic Power Company (15%), all of which have permanently ceased operations. NEP is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25, 1955); Connecticut Yankee Atomic Power Company, Holding Co. Act Release No. 14768 (Nov. 15, 1963).

     (7) N.H. Hydro, in which NEES holds 53.97% of the common stock, operates 121 miles of high-voltage direct current transmission line in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. As of September 30, 1999, N.H. Hydro had total assets of $129.3 million, operating revenues of $30.7 million, and net income of $4.5 million for the twelve months to date.

     (8) Mass. Hydro, 53.97% of the voting stock of which is held by NEES, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission line in Massachusetts. As of September 30, 1999, Mass. Hydro had total assets of $155.7 million, operating revenues of $35.5 million, and net income of $7.3 million for the twelve months to date.

     o New England Hydro Finance Company, Inc. ("NE Hydro Finance") is owned in equal shares by Mass. Hydro and N.H. Hydro and provides the debt financing required by the owners to fund the capital costs of their participation in the Interconnection.

     (9) NEES Communication, Inc. ("NEESCom") has been declared an exempt telecommunications company by the Federal Communications Commission. NEESCom presently focuses on dark fiber leasing. At the end of 1998, NEESCom had total assets of $12.6 million and a net loss of $1.2 million.7

     o NEES Telecommunications Corp. is wholly owned by NEESCom and is presently inactive.

     (10) Wayfinder Group, Inc. ("Wayfinder") (formerly NEES Global, Inc.) is a wholly-owned nonutility subsidiary of NEES that provides principally consulting services and product licenses to unaffiliated utilities in the areas of electric utility restructuring and customer choice. On September 21, 1999, Wayfinder sold its wholly- owned subsidiary, New England Water Heater Company, Inc., which is in the water heater leasing business. As of September 30, 1999, Wayfinder had total assets of $7.8 million,

--------
     7 Audited financial statements for the year ended September 30, 1999 are not available.

operating revenue of $9.1 million and a net income of $1.7 million for the twelve months to date. Monitoring Technologies, Inc., Nexus Energy Software, Inc. and Separation Technologies, Inc. are owned in part by Wayfinder and are described below.

     (11) NEES Energy, Inc. ("NEES Energy") is a wholly-owned marketing subsidiary of NEES. As of September 30, 1999, NEES Energy had total assets of $195 million, operating revenue of $358.8 million and a net loss of $10.3 million for the twelve months to date.

     o AllEnergy Marketing Company, L.L.C. ("AllEnergy") is a wholly- owned subsidiary of NEES Energy. AllEnergy markets energy products and provides a wide range of energy-related services including, but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, operation, design, engineering and consulting to customers in the competitive power markets of New England and New York.

     o AllEnergy's subsidiary Texas Liquids, L.L.C. (owned 99% by AllEnergy and 1% by NEES Energy), engages principally in marketing and sales of propane and energy in the New Jersey area.

     o AEDR Fuels L.L.C., a company engaged in the home heating oil business, is 100% owned by AllEnergy.

     o Weatherwise USA, L.L.C., a company engaged in providing energy management, demand side management and technical services, and utility hedging services to reduce weather-related financial uncertainties for utilities and energy users, is 4.2% owned by AllEnergy.

     o AllEnergy's wholly-owned subsidiary, Texas-Ohio Gas, Inc. markets natural gas to industrial and commercial end users throughout the northeast US.

     (12) Granite State Energy, Inc. ("Granite State Energy") is a wholly- owned nonutility marketing subsidiary of NEES. Granite State Energy provides a range of energy and energy-related services, including: sales of electric energy, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering and consulting. At the end of 1998, Granite State Energy had total assets of $304,000, operating revenues of $718,000 and a net loss of $22,000.8

     (13) New England Water Heater Company, Inc. is engaged in the rental, service, sale and installation of water heaters.9

     (14) New England Power Service Company ("Service Company"), provides a variety of administrative and consulting services for the NEES system pursuant to a service agreement approved by the Commission in accordance with the requirements of Rule 90. As of September 30, 1999, Service Company had total assets of $131.6 million, operating revenues of $197.7 million and net income of $1.8 million for the twelve months to date.

     (15) Metro West Realty, L.L.C., a wholly-owned subsidiary of NEES conducts real estate investment and management activities.

     (16) 25 Research Drive, L.L.C., a wholly-owned subsidiary of NEES, was formed to facilitate the proposed acquisition of Eastern Utilities Associates.

     (17) New England Energy, Inc. ("NEEI"), is a wholly-owned subsidiary of NEES that owned oil and gas properties that were sold during 1998. NEEI is currently inactive.

     (18) Monitoring Technologies, Inc. ("MTC") designs, develops, manufactures and markets microprocessor-based products that monitor wear and forecast failure of components in machinery. NEES Global has a 4% ownership interest in MTC.

--------
     8 Audited financial statements for the year ended September 30, 1999 are not available.

     9 The sale of this company was closed effective September 21, 1999.

     (19) Nexus Energy Software, Inc. ("Nexus"), develops and licenses its software to utilities and operates a website which targets energy consumers for the purpose of helping them make energy choices. NEES Global has a 42.6% ownership interest in Nexus.

     (20) Separation Technologies, Inc. ("STI"), is a provider of ash processing equipment, project financing, operations and marketing services related to its equipment. NEES Global has a 5.02% ownership interest with a voting stock ownership interest of 5.67% in STI.

     (21) UNITIL Company ("Unitil"), is a registered holding company located in New England. NEES holds a 0.8% ownership interest in Unitil. NEES acquired the Unitil interest in exchange for NEES' interest in Fitchburg Gas and Electric Company when that company was merged with Unitil.

     Narragansett and NEP (and AllEnergy) are members of the New England Power Pool ("NEPOOL"). Mass. Electric, Nantucket and Granite State participate in NEPOOL through NEP. The FERC recently has approved a restructuring of NEPOOL involving (i) the formation of an Independent System Operator that will control the transmission facilities owned by the NEPOOL public utility members and administer the NEPOOL open-access transmission tariff and (ii) the operation of a power exchange that will embody a competitive wholesale power market. New England Power Pool, 85 FERC P. 61,379 (Dec. 17, 1998).

     A chart of the organization of NEES is attached hereto as Exhibit E-3.

     C.   Description of the Merger

          1.   Background

     National Grid has been seeking opportunities to develop earnings from outside the UK transmission business by applying its core skills in the development and management of infrastructure assets and systems. The Merger is a major step toward realizing those goals. From National Grid's perspective, NEES:

     o    represents  a  significant   investment   in  an  efficient,   focused
          transmission and distribution business with a strong operational track record, which will benefit further from National Grid's core skills;

     o enhances National Grid's earnings per share, before the amortization of goodwill, and significantly enhances National Grid's cash flow per share immediately following acquisition;

     o provides the right point of entry into the U.S. for National Grid, given New England's favorable economic climate and its more advanced state of regulatory evolution towards performance-based regulation;

     o brings National Grid a high-quality management team with proven distribution expertise and a shared view of the industry's future development in the Northeast U.S.; and

     o provides an excellent regional platform for growth in transmission and distribution.

     The Applicants believe that National Grid and NEES have complementary skills that can be used to benefit the public interest, as well as the interest of investors and consumers, the "protected interests" under the Act. National Grid has considerable experience:

     o operating as a facilitator of competition in a regulatory environment that promotes and rewards efficiency; and

     o improving system performance through investing in and managing complex transmission system networks and the sophisticated software systems that control the networks in real time.

National Grid believes that this experience complements NEES' proven expertise in operating efficient distribution businesses in an evolving regulatory environment and will provide it with an important competitive advantage both in developing its U.S. transmission and distribution business and pursuing opportunities elsewhere. Both National Grid and

NEES are committed to providing reliable and efficient service and enhancing overall performance standards for the benefit of customers and shareholders.

          2.   Merger Agreement

     Under the terms of the Merger Agreement, each outstanding NEES common share, other than shares held by NEES as treasury stock or held by any other NEES subsidiary and shares held by National Grid or any of its subsidiaries, but including all common shares held as treasury shares under a rabbi trust maintained by NEES to satisfy certain benefit obligations, will converted into the right to receive $53.75 in cash per share. This cash payment will increase by $0.003288 per share, up to a maximum price of $54.35 per share for each day completion of the Merger is delayed longer than six months after approval of the Merger by NEES shareholders. The Merger is subject to customary closing conditions, including receipt of all necessary regulatory approvals, including the approval of the Commission.

          3.   Corporate Structure for the Merger

     As stated above, the Merger is structured as the indirect acquisition of NEES by National Grid. Promptly after the Merger is consummated, National Grid currently intends to convert NEES from a Massachusetts business trust into a more conventional business corporation. This conversion may result in NEES having a different corporate name. All references contained in this Application/Declaration to NEES after consummation of the Merger refer to NEES and its potential corporate successor. The Intermediate Companies in the corporate structure between National Grid and NEES create a structure typical for U.K. cross-border transactions; these entities exist primarily for the purpose of creating an economically efficient and viable structure for the transaction and the ongoing operations of NEES. The proposed structure as currently planned and specific function of each of the Intermediate Companies is set forth in Exhibit J-2 hereto. The Applicants note that certain adjustments in the structure may be necessary to reflect tax and accounting changes as well as management decisions prior to consummation of the Merger. Material changes between the date of this Application/Declaration and the consummation of the Merger will be reflected in a pre-effective amendment hereto. National Grid's direct and indirect interest in each of the Intermediate Companies will flow through loans and equity interests similar to those indicated in Exhibit J-2. It should be noted that under this structure there will be no outside, third party interests, including no lenders and no customers, in the Intermediate Companies.10

          4.   Financing the Merger

     National Grid intends to finance the acquisition of NEES (and the NEES acquisition of EUA) through a combination of borrowings under existing bank facilities and other internal cash sources. Given the price escalation provisions of the Merger Agreement and the nature of the transaction, the exact cash purchase price to be paid to NEES shareholders in the aggregate will depend on the timing of the closing of the Merger as well as the number of NEES shares outstanding at that time. However, it is expected that the acquisition price will be approximately $3.2 billion. On March 5, 1999, National Grid entered into a fully committed bank facility with six banks providing for up to $2.750 billion in borrowings by National Grid, wholly-owned National Grid subsidiaries incorporated in the UK (other than NGC), and other National Grid subsidiaries as approved in writing by the banks, plus a further 250 million pound sterling facility available to NGC only. The facility has a maturity of 3 to 5 years. Each of these banks is a sophisticated commercial lender and the facilities were negotiated at arms' length. It is expected that additional banks will be added to the facility and subsequent syndication may bring the number of banks involved to over 70. These facilities were established both for funding the acquisition and to provide other working capital needs for National Grid. In addition, National Grid will have access to other internal sources of funds for the acquisition, namely existing cash balances. As of September 30, 1999, National Grid had on hand deposits of $2,432 million.

--------
     10 The Intermediate Company structure also will be free of minority equity interest holders, except that National Grid (US) Holdings Limited ("NGUSH") will own one share in each of its indirect subsidiary companies, National Grid (Ireland) 1 Limited and National Grid (Ireland) 2 Limited. NGUSH's wholly-owned subsidiary company, National Grid (US) Investments ("NGUSI"), will own all the remaining shares. In addition, National Grid will own 0.1% of the preference shares issued by NGUSI. All the remaining preference shares (and all the ordinary shares issued by NGUSI) will be owned by NGUSH.

     D.   Management  and  Operations  of National  Grid and NEES  Following the
          Merger

          1.   National Grid

     Following consummation of the Merger, National Grid will become the indirect parent company to NEES. All of National Grid's other operations will remain unchanged in the Merger. The Merger Agreement provides that at the effective time of the Merger, National Grid will appoint Richard P. Sergel, the NEES president and chief executive officer and one additional NEES director, Paul Joskow, to National Grid's board of directors. There will be ten directors in all after the Merger. Both Richard Sergel and Paul Joskow are U.S. citizens and residents of New England. Robert Faircloth, who is also a U.S. citizen and part-time resident of New England, currently serves on the National Grid board. The management of National Grid shall otherwise remain unchanged by the Merger.

     National Grid's proposed board composition demonstrates a continued commitment to maintaining a local presence in the U.S. that is sensitive to local concerns.11 Indeed, National Grid intends to expand its presence in the U.S. as opportunities arise through the restructuring of the electricity industry and, in particular, within the fragmented New England market. National Grid's commitment to the New England region is also demonstrated by its commitment to continue to provide charitable contributions and community support within the New England region at annual levels substantially comparable to the annual level of charitable contributions and community support provided, directly or indirectly, by NEES and its public utility subsidiaries within the New England region during 1997.12

     Upon consummation of the Merger, National Grid and the Intermediate Companies will register as holding companies under Section 5 of the Act. It is intended that

--------
     11 See also, National Grid's letter to the Attorney General of Rhode Island stating that the local management of NEES and Narragansett will continue to make decisions about the disposition of Rhode Island real estate (included as Exhibit M-1 to this Application).

     12 Agreement and Plan of Merger, dated as of December 11, 1998, by and among NEES, National Grid and NGG Holdings LLC, Section 7.07(c).

National Grid Holdings will be qualified as a foreign utility company within the meaning of Section 33 of the Act, and that all operations thereunder will claim the benefit of the FUCO exemption.

          2.   NEES

     Following consummation of the Merger, NEES will become an indirect wholly owned subsidiary of National Grid and its common shares will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the New York Stock Exchange and the Boston Stock Exchange. The NEES Agreement and Declaration of Trust will be replaced by corporate bylaws for the surviving entity in the Merger. The Merger Agreement provides that the headquarters of NEES as the surviving entity will remain in Massachusetts, with offices for utility operations in Massachusetts, Rhode Island and New Hampshire. The post-Merger NEES board of directors will be comprised of up to nine members designated from among the officers of National Grid and NEES, as mutually agreed by National Grid and NEES. In addition, the then-current outside directors of NEES will be appointed to an advisory board to be maintained for at least two years after the effectiveness of the Merger. The function of the advisory board will be to advise the surviving entity's board of directors with respect to general business opportunities and activities in the surviving entity's market area as well as customer relations issues. NEES will remain a registered holding company under the Act.

     E.   Industry Restructuring Initiatives Affecting U.S. Operations.

     NEES' public utility subsidiaries operate in states in which electric utility restructuring has advanced significantly over the past year and a half. The Applicants believe that these restructuring efforts will continue to lead to significant changes in the electric utility industry in New England and will serve as models for restructuring efforts in other parts of the nation.

     Starting in 1996 and continuing through 1998, restructuring legislation was passed in Massachusetts, Rhode Island and New Hampshire relating to competition and customer choice of power suppliers, recovery of stranded costs by utilities and reductions in rates. During this period, and in some cases prior to the enactment of legislation, NEES'
public  utility  subsidiaries  entered  into  settlement  agreements  with their relevant state regulators relating to corporate restructuring and the introduction of retail access to competitive power suppliers. The settlement agreements were also approved by the FERC. The overriding principle in this restructuring was that the transition to full competition at the retail level should be accomplished by separating generation from transmission to create a regime of independent transmission companies with a competitive market for power suppliers. Accordingly, NEES and its subsidiaries committed to the divestiture of all generating facilities, including all nuclear plants, to the extent practicable. As noted above, in 1998, NEP and Narragansett completed the sale of substantially all non-nuclear generation facilities, including obligations under power purchase and sale agreements, to USGen New England, Inc. As a result of this divestiture, NEES is now primarily a transmission and distribution system operating in a region undergoing significant restructuring. National Grid, which is the world's largest privately owned independent transmission company, has participated in the transition to a competitive electric market in England and Wales and has had nine years experience in operating in a competitive environment. The industry restructuring that is occurring in New England is a critical factor in understanding the rationale and benefits of the Merger, which are discussed in detail in Item 3.A.2.b below.

     Pursuant to Mass. Electric's settlement with state regulators and the FERC, and in accordance with legislation enacted in Massachusetts in late 1997, starting in March, 1998, customers of Mass. Electric have been able to choose their power supplier. The legislation requires electric utilities to provide customers who do not choose a power supplier with standard offer service at prices that produce a 10 percent rate reduction from the prices that were in effect in 1997. The legislation also requires the rate reductions to increase to 15% (in real terms over 1997 prices) on or before September of 1999. The settlement and legislation also authorized the recovery of stranded costs resulting from the introduction of customer choice. The MDTE approved the settlement and found it to be consistent with the legislation. A November 1998 referendum on the ballot in Massachusetts calling for the repeal of the Massachusetts statute was defeated by the voters.

     Under the Massachusetts settlement agreement providing for customer choice, recovery of NEP's stranded costs is allowed through a contract termination charge billed to Mass. Electric and Nantucket, which is in turn collected by Mass. Electric and Nantucket from all retail delivery customers. The Massachusetts settlement agreement also required the relevant NEES companies to divest all of their generation and related properties, and the companies completed the sale of their non-nuclear generating assets to USGen New England in 1998. The net proceeds of such sale were used to reduce the transition access charge from 2.8 cents per kWh initially reflected in the settlement. In addition, NEES's oil and gas properties were sold to Sameden Oil Corporation as of January 1, 1998. Through power purchase contracts with USGen New England, Inc. and TransCanada Power Marketing Ltd., Mass. Electric is providing transition services to customers who do not choose a power supplier. The Massachusetts settlement agreement and related transactions were approved by the MDTE and the FERC.

     The State of Rhode Island enacted restructuring legislation in 1996, allowing certain customers in the state to choose power suppliers pursuant to a phase in schedule that is now complete. NEP and Narragansett entered into a settlement agreement with the RIPUC and RIDIV to implement the legislation on terms similar to the Massachusetts settlement agreement with respect to divestiture, stranded cost recovery and transition services. This settlement agreement was approved by the FERC.

     While restructuring efforts in New Hampshire began early, with the passage of legislation in 1996, regulatory efforts have largely been halted as a result of litigation by other in-state utilities. Granite State entered into a settlement with the Governor of New Hampshire and several public interest and customer groups in July 1998 that provided all of its customers with the right to choose their electricity supplier and guaranteed a rate reduction of 10 percent. Following the sale of the system's non-nuclear generation facilities, additional savings were passed on to Granite State's customers. Under the settlement transition service was to be provided by Granite State for a two and one-half year period. In January 1999, following an auction process, Granite State selected Constellation Power Source as the supplier for its transition service offer, replacing USGen New England. Again, this settlement agreement was approved by the NHPUC and FERC.

     F.   Reporting

     Applicants will file Form U5S annually with the Commission within 120 days of the close of National Grid's fiscal year. In addition, National Grid will file Form 20-F annually with the Commission, a semiannual report containing earnings information, and reports on Form 6-K containing material announcements as made. National Grid will provide the staff with paper copies of its filings on Form 20-F and its semiannual reports when filed with the Commission.

     Under UK rules, National Grid must prepare and publish consolidated financial information semi-annually. In addition, semiannual financial reporting is consistent with National Grid's ADR listing on the New York Stock Exchange. Due to National Grid's extensive foreign holdings, it would entail significant additional work and expense for National Grid to prepare consolidated financial statements on a quarterly basis. In that regard, in the interest of maintaining the consistent presentation of financial information, Applicants propose that their Form U5S filings will comprise National Grid's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP. In addition, Applicants propose to include in their Form U5S filings: (1) U.S. GAAP financial statements for all the companies in the NEES Group, and (2) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for (a) National Grid Holdings, on a consolidated basis, and (b) the Intermediate Companies. Amounts included in Form U5S filings will be stated in U.S. dollars. National Grid will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies, in English, as the Commission may request.

     Applicants request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X, for any subsidiary of National Grid Holdings organized outside the U.S. Any FUCO acquired directly or indirectly by National Grid subsequent to the issuance of an order in this Application-Declaration will maintain its financial statements in U.S. GAAP or reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F.

     Applicants also will report annually, as a supplement to the Form U-13-60 filed by Service Company, about service transactions among the National Grid System companies (excepting the NEES Group) and the NEES Group companies. The report will contain the following:

     a. A narrative description of the services rendered by individual National Grid System companies (excepting the NEES Group) to the NEES Group and by the NEES Group companies to other National Grid System companies;

     b. Disclosure of the dollar amount of services rendered according to category or department;

     c.   Identification   of  companies   rendering   services  and   recipient
          companies, including disclosure of the allocation of service costs among the companies in the NEES Group, and;

     d. Disclosure of the number of NEES Group employees engaged in rendering services to other National Grid System companies on an annual basis stated on an absolute and percentage of total employees basis.

Item 2. Fees, Commissions and Expenses

                                                                     Millions

Accountants' fees                                                        $6.9

Legal fees and expenses                                                   9.5

Shareholder communication and proxy solicitation expenses                 2.3

Investment bankers' fees and expenses                                    30.7

Consulting fees                                                            .8

Miscellaneous                                                             4.0

         Total                                                          $54.2

     The total fees, commissions and expenses expected to be incurred in connection with the Merger are estimated to be approximately $54.2 million.

Item 3. Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Sections of the Act               Transactions to which section or rule is
                                           or may be applicable:

2(a)(7), 2(a)(8)    Request for declaration that Intermediate  Companies and NEP are not holding companies or subsidiary companies, solely for purposes of Section 11(b)(2)

4, 5 Registration of National Grid as a holding company following the consummation of the Merger

9(a)(2), 10         Acquisition  by National Grid of common stock of NEES public utility subsidiary companies

11(b)(2) Request for declaration that the Intermediate Companies are not subsidiary companies or holding companies, solely with respect to the "great-grandfather" provisions of Section 11(b)(2).

13 Approval of the Service Agreement and services provided to affiliates thereunder by New England Power Service Company.

14, 15              Reporting, books and records.

33 Operations of National Grid Holdings and its subsidiary companies.



Rules

45(a), 52           Financing transactions, generally.

80-91               Affiliate transactions, generally.

93, 94 Accounts, records and annual reports by subsidiary service company.

To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the merger, such sections and rules should be considered to be set forth in this Item 3.

A.   Legal Analysis

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     Because National Grid directly or indirectly, will acquire more than five percent of the voting securities of each of the U.S. Utility Subsidiaries as a result of the merger, and thus will become an "affiliate" as defined in Section 2(a)(11)(A) of the Act of the U.S. Utility Subsidiaries as a result of the merger, National Grid must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

     -    the consideration to be paid in the Merger is fair and reasonable;

     - the Merger will not create detrimental interlocking relations or concentration of control;

     - the Merger will not result in an unduly complicated capital structure for the National Grid system;

     - the Merger is in the public interest and the interests of investors and consumers;

     -    the Merger is consistent with Sections 8 and 11 of the Act;

2/15/00 1:17 PM

     - the Merger tends towards the economical and efficient development of an integrated public utility system; and

     -    the Merger will comply with all applicable state laws

          1.   Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

          a.   Section 10(b)(1)

               i.   Interlocking Relationships

     By its nature, any merger results in new links between theretofore unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15,
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The Merger Agreement provides for the Board of Directors of National Grid to be composed of members of the Board of Directors of

National Grid and from top management of NEES. This is necessary to integrate NEES fully into the National Grid system and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1).

               ii.  Concentration of Control

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968). As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will result in a new holding company over a previously-approved integrated electric utility system. See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, Holding Co. Act Release No. 25377 (Sept. 18, 1991).

     Competitive Effects: In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." National Grid and NEES have filed Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Merger on competition and the Merger has been cleared by these agencies.

     In addition, the competitive impact of the Merger has been fully considered by the FERC pursuant to Section 203 of the Federal Power Act in its review of the Merger. As explained more fully in the FERC order approving the Merger, a copy of which is attached hereto as Exhibit D-1.2, the Merger will not have an adverse effect on competition. NEES and its subsidiary companies, on the one hand, and National Grid and its related companies, on the other, do not have facilities or sell products in any common geographic markets. With the exception of NEES Global, which does some limited consulting work outside of the United States, the NEES companies operate exclusively in the United States, selling electricity and transmission, distribution and related energy services. National Grid and its subsidiary companies operate almost exclusively in the United Kingdom and other countries outside the United States.

     For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

          b.   Section 10(b)(2) -- Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by National Grid to the holders of NEES common stock in connection with the Merger is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, the quarterly price data, high and low, for NEES common stock provide support for the consideration of $53.75 for each share of NEES common stock.

                                                  NEES

                               High                Low                Dividends

1996

First Quarter                 40 5/8               36 1/8               $0.59

Second Quarter                36 7/8               32 7/8                 0.59

Third Quarter                 36 3/8               31 1/8                 0.59

Fourth Quarter                35 5/8               31                     0.59

1997

First Quarter                 35 5/8               33 3/8                 0.59

Second Quarter                37 1/8               33 1/4                 0.59

Third Quarter                 39 11/16             36 1/4                 0.59

Fourth Quarter                43 5/16              37 1/4                 0.59
1998

First Quarter                 45 13/16             41                     0.59

Second Quarter                45 9/16              40 5/8                 0.59

Third Quarter                 45 3/8               38 15/16               0.59

Fourth Quarter                49 1/8               40 5/16                0.59




     On December 11, 1998, the last full trading day before the public announcement of the execution and delivery of the Merger Agreement, the closing price per share as reported on the NYSE-Composite Transaction of NEES common stock was $43.

     In addition, the consideration is the product of extensive and vigorous arms-length negotiations between National Grid and NEES. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. See National Grid Circular (Exhibit C-2 hereto); NEES proxy statement (Exhibit C-1 hereto).

     Finally, internationally-recognized investment bankers for both National Grid and NEES have reviewed extensive information concerning the companies and analyzed a variety of valuation methodologies, and have provided advice to the companies that the consideration is fair, from a financial point of view, to the holders of National Grid ordinary shares and NEES common stock. The investment bankers' analyses are attached hereto. See National Grid Circular (Exhibit C-2); Opinion of Merrill Lynch, Pierce, Fenner & Smith, Incorporated (Exhibit G-1).

     In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, National Grid believes that the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of NEES.

          c.   Section 10(b)(2) -- Reasonableness of Fees

     National Grid believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application/Declaration, National Grid and NEES together expect to incur a combined total of approximately $54.2 million in fees, commissions and expenses in connection with the Merger. By example, American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million, including financial advisory fees of approximately $31 million, in connection with their proposed Merger.

     The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of NEES and the strategic benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the price of NEES stock on December 11, 1998, the Merger would be valued at approximately $3.2 billion. The total estimated fees and expenses of $54.2 million represent approximately 1.69% of the value of the consideration to be paid by National Grid, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States

Utilities);  Northeast  Utilities,  Holding Co. Act  Release No.  25548 (June 3,
1992) (approximately 2% of the value of the assets to be acquired).

          d.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will unduly complicate the acquiror's capital structure or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system.

     For the reasons that follow, the capital structure of National Grid will not be unduly complicated nor will it be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined system.

     The Applicants are proposing a structure for the Merger that will be completely transparent between National Grid and NEES and will meet all of the requirements of the 1935 Act.

     In the Merger, current common shareholders of NEES will receive cash (in the aggregate, the "Cash Consideration") in exchange for their NEES shares. National Grid proposes to obtain the amount of cash comprising the Cash Consideration from existing cash resources and through the Bank Loans. The Bank Loans will be straightforward commercial loans from sophisticated commercial lenders directly to National Grid. The Bank Loans will be full recourse obligations of National Grid and will be neither guaranteed by, nor secured by any assets of, any subsidiary of National Grid which directly or indirectly owns equity securities of NEES. In no event will National Grid issue any equity or debt securities to NEES shareholders as consideration for the Merger and the acquisition of NEES.

     Upon consummation of the Merger, NEES will become a wholly owned indirect subsidiary of National Grid. National Grid proposes to hold its interest in NEES through the Intermediate Companies. Each of the Intermediate Companies will be organized under the laws of either a member state of the European Union with which the U.S. has a comprehensive Double Taxation Treaty or a state of the U.S. All of the

Intermediate Companies will be directly or indirectly wholly owned by National Grid and will have no public or private institutional equity or debt holders. The Intermediate Companies will be capitalized with equity and/or debt all of which will be held by either National Grid or an Intermediate Company. The ultimate U.S. parent of NEES will be capitalized with both equity and debt, to be held by one or more of the Intermediate Companies. Absent such additional approval as may be required, none of the Intermediate Companies will be engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of NEES and the financing transactions which are the subject of this memorandum and none of the Intermediate Companies will be regulated by U.K. or other third country regulatory authorities having jurisdiction over electricity rates and service.

     As a wholly owned indirect subsidiary of National Grid, NEES will retain its designation as a registered holding company under the 1935 Act as well as its current capital structure. Neither NEES nor any of the NEES Subsidiary Companies will incur any additional indebtedness or issue any securities to finance any part of the Cash Consideration. Except with respect to the effect in corporate structure resulting from the potential conversion of NEES from a business trust into a business corporation, the acquisition of NEES by National Grid and the corporate and financing mechanics summarized above are not designed or intended to alter or otherwise affect the current corporate structure and financing obligations of the NEES Group companies as members of a registered holding company system.

     It is contemplated that the companies in the NEES Group will each continue to pay dividends (and, in the case of the NEES Subsidiary Companies, dividends on preferred stock and interest on and principal of long-term debt). Dividends paid by NEES may ultimately be used by National Grid to service its debt.13

--------
     13 In a companion filing, National Grid and the U.S. Subsidiary Companies are requesting authority to pay dividends out of additional paid-in capital up to the amount of NEES' consolidated retained earnings just prior to the Merger and out of earnings before amortization of goodwill thereafter. In no event would dividends be paid if the common stock equity of NEES as a percentage of total capital was below 35% on a consolidated basis. File No. 70-9519 (the "Financing Application").

               i.   The  presence of debt at more than one level of the National
                    Grid  system  does  not  "unduly   complicate"  the  capital
                    structure of that company for purposes of Section 10(b)(3).

     Implementation of the transaction structure requires that a number of steps be taken in a specified sequence in order to achieve the economic benefits of the transaction structure as an entirety. While many of the individual transactional steps necessary to implement the transaction structure will occur prior to consummation of the Merger at a time when National Grid will continue to enjoy the benefits of exemption under Rule 5, completion of a number of the steps necessary to implement the transaction structure will occur shortly following consummation of the Merger and, thus, will be subject to SEC review. We request that the SEC view all of the steps necessary to implement the transaction structure in their entirety as they are, in fact, constituent elements comprising a single transaction.

     In addition, we recognize that, in prior matters involving the formation of a registered holding company, the SEC has considered preliminary financing transactions (i.e., transactions occurring prior to the formation of a registered holding company) in view of their effect on the capital structure of the resulting holding company. For example, in connection with the merger of Atlantic Energy, Inc. and Delmarva Power & Light Co., the SEC took occasion to comment on the fact that the resulting registered holding company would have two classes of common stock -- notwithstanding that, at the time the letter or tracking stock was issued, the issuer was not a registered holding company. The SEC did not address the specific question of whether it had jurisdiction to pass on the securities issuance but instead noted that, under Section 7(c)(2)(A) of the 1935 Act, a registered holding company can issue other than "plain vanilla" securities "solely . . . for the purpose of effecting a Merger, consolidation, or other reorganization." Conectiv, Inc., Holding Company Act Release No. 26832 (Feb. 25, 1998). Accordingly, to the extent that the SEC might choose to treat any element of the implementation of the transaction structure, such as the borrowing of the Bank Loans, as a jurisdictional event, there is express statutory provision for such transactions under Section 7(c)(2)(A) of the 1935 Act.

     Nor does the presence of parent level debt to be used for general working capital represent an undue complication of the capital structure of National Grid for purposes of Section 10(b)(1). In the first instance, to the extent that the debt is associated with facilities that have been entered into before National Grid becomes a registered holding company, it should be grandfathered for purposes of the Act. Second, and more important, Section 7(c)(2)(D) expressly provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph
(1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001).

     Further, the issue for purposes of Section 10(b)(3) is not the existence of parent-level debt per se. Rather, the question is whether it is permissible for a registered system to have debt at more than one level. Again, the Commission has answered that question in the affirmative. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

          Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior

     Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also noted the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption  of  Issuance  and  Sale  of  Certain   Securities  by  Public-Utility
Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).

     The Applicants have commissioned a study by Professor Julian Franks of the London Business School, working with independent consultants from the Brattle Group, to address the financial strength of the registered holding company system post-Merger. A copy of the study is attached as Exhibit J-3. The study examines National Grid's debt level after both the instant Merger and the acquisition by NEES of EUA, and concludes that National Grid's post-acquisition debt, relative to its projected rate base, will lie within a range for comparable U.S. utilities. Credit rating agencies have confirmed that National Grid will retain a strong credit rating. The debt issuances of National Grid currently have a rating of "AA" from Standard & Poor's and "A1" from Moody's. The major rating agencies have indicated that National Grid will retain at least an "A" rating post-Merger. The financial strength of the company is confirmed by the competitive terms under which National Grid has been able to secure financing for the proposed transaction.14

--------
     14 The Applicants are submitting, on a confidential basis, a series of financial projections for NEES, EUA and the consolidated National Grid. The projections are intended to demonstrate the ability of National Grid to service its indebtedness in a reasonable manner.

                    ii. The Merger will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system.

     For the reasons set forth previously, and discussed below in the context of
Section 10(c)(2), the Applicants believe that the proposed Merger will, in fact, benefit the protected interests and enhance the functioning of the resulting holding company systems. NEES and National Grid are requesting an affirmation from each of the affected state regulators that it has the authority and resources to protect consumers subject to its jurisdiction and that it intends to exercise that authority. In addition, National Grid commits that it will not seek recovery in higher rates to NEES ratepayers for any losses or inadequate returns that may be associated with its non-NEES investments. Finally, the
Merger is expected to have no adverse effect on the rights of holders of the outstanding preferred stock and debt securities of the NEES Subsidiary Companies.15 Accordingly, the proposed Merger will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system.

          2.   Section 10(c)

     Section 10(c) of the Act provides that,  notwithstanding  the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

--------
     15 NEES currently has no public security holders other than common stockholders.

               a.   Section 10(c)(1)

     Section 10(c)(1), in the first instance, precludes approval of an acquisition that is unlawful under the standards of Section 8. That section, which requires compliance with the applicable state laws concerning the ownership or operation of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, does not apply to the instant Merger.

     Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11. Section 11(a) directs the Commission:

               to examine the corporate structure of every registered holding company and subsidiary company thereof, the relationships among the companies in the holding-company system of every such company and the character of the interests thereof and the properties owned or controlled thereby to determine the extent to which the corporate structure of such holding-company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and business thereof confined to those necessary or appropriate to the operations of an integrated public-utility system.

Sections 11(b)(1) and 11(b)(2) provide further directions concerning the specifics of a permissible registered holding company system.

                    i. The Merger will satisfy the requirements of Section 11(b)(1), as incorporated by Section 10(c)(1).

     Section 11(b)(1) directs the Commission:

               To require . . . that each registered holding company, and each subsidiary company thereof, shall take such take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

For purposes of the single system requirement, the Merger would simply impose a new holding company structure over a fully-integrated electric utility system.

     The question then becomes whether the "other businesses" of National Grid are retainable under the standards of Section 11 and the statutory amendments thereto. As previously noted, National Grid Holdings, National Grid's only direct subsidiary, will claim an exemption as a FUCO under the Act. Thus, National Grid Holdings and all of its subsidiaries will be exempt from regulation, and are retainable, under the Act in accordance with the provisions of Section 33(a)(1) of the Act.

     Although not jurisdictional, the parties note that National Grid's indirect subsidiaries would be retainable in their own right as well. Attached as Exhibit J-1 is a description of these subsidiaries and an explanation of the independent bases for retention of each.

                    ii. The Merger will satisfy the requirements of Section 11(b)(2), as incorporated by Section 10(c)(1).

     Section 11(b)(2) further directs the Commission:

               To require . . . that each registered holding company, and each subsidiary company thereof, shall take such steps as the Commission shall find necessary to ensure that the corporate structure or continued existence of any company in the holding- company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. Except for the purpose of fairly and equitably distributing voting power among the security holders of such company, nothing in this paragraph shall authorize the Commission to require any change in the corporate structure or existence or any company which is not a holding company, or of any company whose principal business is that of a public-utility company.

There are two sets of issues under Section 11(b)(2): first, will the corporate structure or continued existence of any company unduly or unnecessarily complicate the structure of the National Grid holding company system post-Merger and, second, will the Merger result in an unfair or inequitable distribution of voting power among the security holders of National Grid. As explained more fully below, any apparent complexity in the resulting holding company system is justified by the economic efficiencies to be achieved thereby. Further, there will be no inequitable distribution of voting power as a result of the proposed Merger.

     The principal economic effect of the transaction structure will be to permit National Grid to maximize after-tax returns, given that the consideration for the Merger will be funded by external borrowings in the U.K. and cash in the U.K. The only external parties to the contemplated transactions will be the sophisticated commercial lenders that will be advancing moneys to National Grid under fully negotiated lending agreements, none of which will involve any guarantees by, or pledges of assets from, the U.S. Subsidiary Companies, including NEES and the NEES Subsidiary Companies.

     It is common practice for U.K. based multinational corporations to hold their non-U.K. subsidiaries through one or more intermediary companies incorporated under the laws of European Union member states. These types of transaction structures are implemented to minimize the impact of tax on the repatriation of dividends and interest to the U.K. and are understood by the U.K. tax authorities. National Grid has used this type of structure in connection with its other foreign investments. Again, in considering the appropriateness of the transaction structure, the Applicants ask the staff to recognize that this type of corporate and financing structure is normal for cross-border transactions. In that connection, it is worth noting that U.S. registered holding companies already employ similar structures in connection with their, albeit out-bound, cross-border transactions. See, e.g., Exhibit H from the Form U5S filed by The Southern Company for the year ended December 31, 1997, detailing the ownership structure for the system's exempt wholesale generators ("EWGs") and FUCOs.16

          o National Grid's Corporate Structure Will Not Be "Unduly or Unnecessarily" Complicated.

     As noted above, National Grid's proposed transaction structure is more complicated than the traditional corporate structure commonly used by U.S. registered holding companies with respect to their U.S. subsidiaries and operations in that there will be more corporate layers between National Grid and NEES than there are, for example, between NEES and its operating subsidiaries. The Applicants believe that the structure is nonetheless appropriate in that the type of corporate structure proposed by National Grid, with its principal objective being to maximize after-tax returns to shareholders, is the norm, rather than the exception, for cross-border transactions generally. Moreover, as to its future U.S. subsidiaries and regulated utility operations; i.e., the NEES Group, National Grid proposes to continue the current NEES corporate and holding company system structure.17

--------
     16 We recognize that Section 11(b)(2) does not, by its terms, apply to acquisitions of EWGs and FUCOs because these entities, by definition, are not "public utility companies" within the meaning of the 1935 Act.

     17 Although NEP is technically a holding company, the structure should not be a long-term concern due to shut-down/probable sale of Yankee companies. Nonetheless, the Applicants seek a declaratory order with respect to NEP as well, solely for purposes of complying with the "great grandfather" provisions of Section 11(b)(2).

     Further, the Intermediate Companies will not be means by which National Grid seeks to diffuse control of NEES and the NEES Subsidiary Companies. Rather, these companies will be created as special-purpose entities for the sole purpose of helping the parties to capture economic efficiencies that might otherwise be lost in a cross-border transaction. There will be no third-party investors; each of the Intermediate Companies will be wholly-owned, directly or indirectly, by National Grid. Nor will the "upper structure" affect the operation of the NEES Group; indeed, the corporate structure "downstream" from NEES will remain unaffected as a result of the proposed Merger. Finally, at the end of the day, both National Grid and NEES will be fully regulated registered holding companies. Accordingly, the Applicants submit that this is not the type of situation that concerned the drafters of the Act, and that the Commission should thus exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary.

     The Commission has in the past, consistent with its role as the administrative agency with the expertise, authority and discretion to administer the 1935 Act in a responsive manner, giving due regard to relevant policy considerations, recognized the necessity of permitting the continued existence of intermediate holding companies in registered holding company systems in order to achieve economic and tax efficiencies that would not otherwise be achievable in the absence of such arrangements. Thus, in specific cases where the issue was considered, the Commission exercised reasonable discretion and, on the basis of other relevant provisions of the 1935 Act, expressly permitted the continued existence of intermediate holding companies in a registered holding company system, apparently on a finding of "no harm, no foul" and giving due regard to the economic desirability of the corporate structure and other arrangements. See, e.g., West Penn Railways Co., Holding Company Act Release No. 953 (Jan. 3,
1938) (expressly authorizing the continued existence of an intermediate holding company); and West Texas Utilities Co., Holding Co. Act Release No. 4068 (Jan. 25, 1943) (reserving jurisdiction under Section 11(b)(2) in connection with acquisition that resulted in the creation of a "great grandfather" company). In each of these matters, the Commission apparently concluded that the economic benefits associated with the additional corporate layers in the holding company system outweighed the potential for harm and the possibility that there could be a recurrence of the financial abuses that the 1935 Act was intended to eliminate. See West Penn Railways ("The substantial traction interests of the West Penn Railways Company make it impractical, from a financial standpoint, to eliminate it as a separate corporation."); and West Texas Utilities Co. (noting likely bankruptcy of acquired company in the event transaction not approved).

     In the specific cases in which the issue was considered and the Commission ultimately determined to permit the continued existence of intermediate companies in a registered holding company system, in an apparent contradiction of the "great-grandfather" provisions of Section 11(b)(2) (when viewed in isolation), the Commission, in an exercise of reasonable discretion, relied on other provisions of the 1935 Act, such as the definitions of "holding company" and "subsidiary company," to find that such intermediate companies could be excluded from designation as "holding companies" and "subsidiary companies," respectively, and, thus, could be exempted from the "elimination" provisions of
Section 11(b). Based on that precedent, the Applicants ask the Commission to exercise its discretion to declare the Intermediate Companies not to be subsidiary companies or holding companies, solely for purposes of compliance with the "great-grandfather" provisions of Section 11(b)(2).

     It is again worth emphasizing that none of the economic planning reflected in the proposed transaction structure will result in any change in the corporate organization of the NEES system (other than the change in organization of NEES from business trust to corporation) or in the financing transactions undertaken by NEES and its subsidiaries. NEES will receive cash in the form of equity from National Grid to pay the Cash Consideration and neither NEES nor any of NEES's subsidiaries will borrow or issue any security or pledge any assets to finance any part of the Cash Consideration. Thus, there is no possibility that implementation and continuance of the proposed transaction structure could result in an undue or unnecessarily complex capital structure to the detriment of the public interest or the interest of consumers.

     The Applicants thus request that the Commission exercise its authority and discretion (under all relevant sections of the 1935 Act and considering the policy of the 1935 Act as a whole) to approve the transaction structure in the instant situation because, as with "out-bound" investments by U.S. registered holding companies, the "layers of complication" are in fact the economically necessary and efficient bridge by which cross- border transactions are generally accomplished.

          o    Voting Power Will Be Fairly and Equitably Distributed.

     National Grid is a public corporation organized under and domiciled in the U.K.. Its shares are listed on, and trade on, the London Stock Exchange. The vast majority of National Grid's 800,000 public shareholders are not U.S. residents. The government of the U.K. also owns what is commonly referred to as the "golden share" in National Grid. The golden share is a single non-voting share that prevents amendments to National Grid's Memorandum and Articles of Association without the consent of the holder of the golden share. The Memorandum and Articles of Association contain restrictions on certain classes of persons holding more than a prescribed shareholding in National Grid (as the indirect holder of the England and Wales Transmission License through NGC). In particular, the Memorandum and Articles of Association restrict companies that trade electricity in England and Wales from owning more than 1% of the shares of National Grid and also requires that no party may own more than 15% of National Grid's shares. The golden share is a means to preserve the status of National Grid as an independent provider of transmission services and as such does not restrict shareholder voting rights. The golden share may not be sold or transferred by the U.K. government, but it may be rescinded.

     National Grid has a small number of American Depositary Shares in the U.S. which trade as ADRs and are principally held by U.S. institutions. American Depositary Shares, in the aggregate, account for less than 1% of National Grid's publicly issued shares. National Grid's shareholders and ADR holders have approved the Merger under applicable requirements of the London Stock Exchange. The moneys necessary to pay the Cash Consideration will be borrowed by National Grid from sophisticated commercial lenders and the financing has been documented in fully negotiated loan agreements. None of the Intermediate Companies or NEES will have any public or private institutional equity or debt holders. While NEES's operating subsidiaries have, and will continue to have, publicly issued preferred stock and long-term debt, the terms of these securities will not be altered or modified or otherwise affected by virtue of the Merger or the proposed transaction structure. Thus, as there are no direct or indirect security holders of NEES with whom National Grid must share voting power, there is no possibility that voting power among security holders of the National Grid holding company system could be unfairly or inequitably distributed.

          o    Policy Considerations.

     The Commission has publicly confirmed that the 1935 Act does not bar the acquisition of a U.S. utility by a non-U.S. person. See Gaz Metropolitain, Inc., Holding Commission will permit such transactions to proceed in an economically desirable and efficient manner. Following the Merger, National Grid will register as a holding company under Section 5 of the 1935 Act and will be fully subject to Commission regulation and oversight with respect to its U.S. operations. Moreover, no component of the transaction structure implicates the abuses identified in Section 1(b) of the 1935 Act associated with holding companies prior to 1935. In this regard, the absence of public and private institutional investors in the National Grid-NEES ownership chain and the commitment on the part of National Grid to retain the corporate and financing structure of the NEES Group are critical to the analysis. No aspect of the proposed transaction structure will work to the detriment of the public interest or the interests of investors or consumers. National Grid's intention in implementing the proposed transaction structure is to bridge the differing legal, regulatory and tax regimes in the U.K. and the U.S. while maximizing after-tax returns from the National Grid-NEES combination. In other situations, the Commission has recognized that efforts to achieve economic efficiencies and synergies through tax savings are "in the ordinary course of business" of a registered holding company. See Central and South West Corporation, Holding Company Act Release No. 23578 (1985) ("It can hardly be argued that for a business to attempt to reduce its tax liability is anything but an indication of prudent management and is not uncommon in the non-regulated business sector. For such businesses to attempt such reductions can fairly be characterized as being in the ordinary course of business . . . The Commission can think of no argument which suggests that attempting to reduce one's tax liability should not also be considered to be in the ordinary course of business for a regulated utility holding company.").

     Section 11(b)(2) of the 1935 Act directs the Commission to require the elimination of any "undue or unnecessary" complication in the capital structures of registered holding company systems. As an administrative agency, the Commission has an obligation to use its expertise and authority to achieve statutory objectives of the 1935 Act. No provision of the 1935 Act, however, requires the Commission to ignore the realities of commercial practice that are commonplace in cross-border transactions or the benefits that may be obtained through the use of sophisticated corporate and financial planning techniques when such techniques do not result in any detriment to the protected interests under the 1935 Act. Rather, the Applicants submit that the attempt to maximize after-tax returns in connection with a Merger is an indication of prudent management and typical in the non-regulated business sector. Accordingly, the policy and practice under the 1935 Act provide a compelling rationale for approving the proposed transaction structure for the National Grid-NEES combination.

     The Applicants note that maintaining an efficient post-acquisition structure will require them to respond quickly to changes in matters such as tax and accounting rules, including by making appropriate revisions after consummation of the Merger to the "upper structure" between NGG and NEES that will not have any material impact on the financial condition or operations of NEES and its subsidiaries or of NGG. For the reasons noted above, and especially the lack of any third party interests in the upper structure, the Applicants request authorization to make these non-material corporate structure changes without having to seek specific authority from the Commission for each change, subject to the condition that no change (i) will result in the introduction of any third party interests in the upper structure, (ii) will introduce a non-European Union or non-U.S. entity into the upper structure or (iii) will have any material impact on the financial condition or operations of NEES and its subsidiaries or of National Grid.

               b.   Section 10(c)(2)

     The standards of Section 10(c)(2) are satisfied because the Merger will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by that section of the Act. Integration is not an issue in that the Merger will simply impose a new holding company structure over an existing integrated electric utility system. The analysis under Section 10(c)(2) focuses then on the associated benefits, the so-called "economies and efficiencies" as a result of the proposed transaction.

     The first part of the discussion will focus on the perceived benefits to customers, employees and shareholders, arising from the transaction. The second part will then consider the more strategic benefits which the transaction will bring to New England.

               o    Benefits to customers, employees and shareholders

     NEES shareholders will benefit from the consideration received for their shares on closure of the transaction. The base consideration of $53.75 per share is equal to 125% of the $43 market value of the shares on the last trading day before the Merger was announced. The purchase price will be subject to adjustment, dependent on the time of closing, and will be paid in cash. The NEES Board has received an opinion from Merrill Lynch, Pierce, Fenner & Smith, an investment banking firm with extensive experience in utility Mergers, that the consideration for the Merger is fair to shareholders and in line with comparable utility Mergers.

     For NEES employees the transaction represents an opportunity for growth as the company becomes the U. S. base of operations for a large international group. National Grid has expressed intentions to expand and consolidate its operations in this country, which will bring expanded opportunities for employees. The transaction will ensure that NEES and its employees remain active in the restructuring debate in the United States, while National Grid's expanding foreign operations will provide opportunities for NEES employees abroad.

     Benefits to customers fall in two categories. First, National Grid has significant expertise in providing the infrastructure, dispatch and power exchange necessary for an efficient power supply market. Power supply is the major cost element of electricity and is crucially influenced by the efficient development of the market for the product. The efficient provision of the infrastructure to let the supply market develop will facilitate the increase in potential suppliers of electricity, with the competition so generated leading to lower and more stable prices for the unregulated supply component of electric service.

     Second, there will be savings and efficiencies associated with the NEES-National Grid Merger itself. The two companies are currently in the process of evaluating integration possibilities, aimed at eliminating duplication and implementing best practices. National Grid's significantly larger scale, both in financial and operational terms, will enhance the ability of NEES to utilize new developments in transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit.

               o    Strategic benefits

     National Grid owns, operates and maintains the high voltage network in England and Wales, which connects power stations with distribution networks. This transmission network consists of approximately 4,300 route miles of overhead lines and 400 miles of underground cables, both operating principally at voltages of 400kV and 275kV. National Grid also owns and operates interconnectors which enable electricity to be transferred between the England and Wales market and Scotland and France. National Grid also has investments in transmission businesses in Argentina and Zambia and direct experience of operating and maintaining systems in those countries.

     A key factor in the efficient development of a competitive electricity supply market is the provision of open access on non-discriminatory terms to the electric transmission system. National Grid, as holder of the only transmission licence for England and Wales, is obliged to facilitate competition in the generation and supply of electricity and to offer terms for connection to and use of its transmission system to those who request it. Since 1990, National Grid has received over 70 applications from generators seeking to use the transmission system and is obliged to provide a formal offer of connection, including all technical and commercial terms, within 90 days.

     In addition, National Grid is the system operator for England and Wales, with an obligation to schedule and dispatch generation to meet demand, while maintaining security of the transmission system and supply quality. Through wholly-owned subsidiaries, National Grid also provides data collection and settlement services to facilitate the competitive electricity supply market. The development of new generation sources and of new competing electricity supply companies, since the restructuring of the electric industry, has seen the price of electricity fall by 15-25% in real terms, depending on customer class.

     Another relevant feature of National Grid's experience is its financial incentivization. In England and Wales both its wires ownership and system operation activities are subject to incentive forms of regulation. These provide a direct stimulus for National Grid to improve the efficiency of its licensed activities and this has led to significant benefits for both customers and shareholders. Supply quality is assured through the requirement for National Grid to work to prescribed standards and to report annually on system performance to the industry regulator. National Grid's experience of this sort is not limited to England and Wales, since its operation of the transmission system in Argentina is also subject to financial incentivization.

     The Merger comes at a time of substantial change in the United States electricity industry, with reform and restructuring proceeding nationwide and in particular in New England. The intentions of National Grid and NEES to pursue consolidation and rationalization of transmission and distribution in the region are seen as being fully consistent with the views of the FERC on the development of strong Regional Transmission Organizations. NEPOOL and the New England Independent System Operator are grappling with many complex issues on transmission pricing, congestion management and market price determination as they attempt to advance the development of the electric market in New England. National Grid does not claim that its experience or the solutions which have been reached for similar issues in England and Wales can be simplistically transplanted to the United States. However, its experience in addressing and finding appropriate solutions to similar problems, both in the U.K. and in other countries, will be important in facilitating the development of electricity markets in the United States and in the timely achievement of the benefits which such markets can bring.

     Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but presently unquantifiable, savings).

               3.   Section 10(f)

     Section 10(f) provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described in Item 4 of this Application/Declaration, and as evidenced by the applications and the requested certification from each of the affected state regulators, the Applicants intend to comply with all applicable state laws related to the proposed transaction.

     B.   Other Statutory Provisions

          1.   Sections 6 and 7, and Rule 53

     The Applicants seek confirmation that their preexisting investment in National Grid Holdings and its direct and indirect subsidiary companies (i.e., the FUCO holdings) will not be counted toward the cap on "aggregate investment" for purposes of Rule 53. The basis for this request is two-fold: First, in an analogous situation, the Commission has traditionally grandfathered nonutility investments made before an entity became part of a registered system. See, e.g., New Century Energies, Holding Co. Act elease No. 26748 (Aug. 1, 1997). Thus, investments in "energy-related companies" that predate registration of the investor are not counted toward "aggregate investment" for purposes of Rule 58. Although there is no case on point, the Applicants believe that the same accommodation should be made for preexisting FUCO investments for purposes of Rule 53, simply as a matter of comity.

     Second, and perhaps more important, there is no equitable basis for including National Grid's preexisting FUCO holdings in the calculation of "aggregate investment" because, unlike the FUCO investments of U.S. holding companies, no part of the capital currently invested in National Grid's FUCO operations can be deemed to be derived, directly or directly, from captive U.S. ratepayers.

     The Applicant also seeks confirmation that National Grid's borrowing under Credit Facility for purposes of financing the Merger are permissible under the Act and may be repaid in accordance with the terms of the Credit Facility, which is attached hereto as Exhibit B-3. Although National Grid will technically incur this indebtedness just prior to its acquisition of NEES and consequent registration as a holding company, as previously discussed, the parties recognize that the Commission will take this financing into account in approving the transaction. These borrowings will be made from sophisticated commercial lenders on terms negotiated at arms-length.

          2.   Section 13 -- Intrasystem Provision of Services

          o    Interaction with FERC Policy

     All services provided by National Grid system companies to other National Grid system companies will be in accordance with the requirements of Section 13 of the Act and the rules promulgated thereunder. National Grid is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions involving NEP, Mass. Electric, Narragansett, NEET, Mass. Hydro and AllEnergy Marketing Company, L.L.C., companies that are public utilities under the Federal Power Act. In connection with the requested FERC authorization, the applicants in that matter have represented, and the FERC approved the merger subject to their commitment, that "with respect to any transaction between any member company of the NEES system and National Grid and any of its subsidiary or affiliated companies, the NEES Companies will abide by [FERC] policy regarding intra-affiliate transactions." See FERC Application, attached hereto as Exhibit D-1.1, and FERC Order, Exhibit D-1.2. The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market; and sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.

     The Applicants recognize that affiliate transactions among the member companies of National Grid will be subject of the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. That section generally requires that affiliate transactions involving system utilities be "at cost, fairly or equitably allocated among such companies." See also Rule 90. Nonetheless, National Grid believes that, as a practical matter, there should not be any irreconcilable inconsistency between the application of the Commission's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to National Grid.

     On this basis, the applicants believe that National Grid will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90 and 91 thereunder, for all services, sale and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order.18

          o    Scope of Service

     After consummation of the merger, the New England Power Service Company (the "Service Company"), which has been previously approved by the Commission, will continue to provide the NEES companies with a variety of administrative, management and support services. The anticipated services include electric power planning, electric system operations, materials management, facilities and real estate, accounting, budgeting and financial forecasting, finance and treasury, rates and regulation, legal, internal audit, corporate communications, environmental, fuel procurement, corporate planning,

--------
     18 Under circumstances of divergent cost and market prices such that both the FERC and SEC pricing standards could not be reconciled if the transaction was performed, National Grid will comply by refraining from performing the affected service, sales or construction contract.

human resources, marketing and customer services, information systems and general administrative and executive management services. In addition, members of the National Grid System may provide services to the NEES Group and, to a lesser extent, NEES Group companies may provide incidental services to National Grid System companies.

     Trans-Atlantic services will fall into two principal categories. The first category, central administrative services, detailed in Exhibit B-2.1, will be provided by NGC. The second category encompasses other services that will be rendered by members of the National Grid System as specifically requested by members of the NEES Group. The full range of services in the second category is not presently known, but the Applicants expect that it will include engineering consulting, laboratory services, research and development projects, and transmission best practices consulting. Although some trans-Atlantic services may be performed by NEES Group companies for National Grid System companies, the Applicants contemplate that the majority of services will flow from the National Grid System companies to the NEES Group. In particular, NGC, the operating company for the UK transmission business and a service company for the National Grid Group, will be the principal entity providing services, and the Service Company will be the principal recipient of services. The charges to the NEES Group will be primarily from NGC to the Service Company, and the Service Company will reallocate the charges as appropriate to members of the NEES Group.

     Some services such as corporate finance and business development, for example, are solely concerned with events outside normal operations. The NEES Group will not be charged with any costs relating to these departments, unless their services are specifically requested. In addition, charges for costs associated with future mergers and acquisitions may be allocated to NEES and/or to other National Grid Group companies, but not to the NEES Subsidiary Companies.

     The attached Standard Form of Service Contract ("Standard Form"), Exhibit B-2, will govern the charges between the Service Company and the NEES Group. It is contemplated that the Standard Form will be amended to provide for services to entities that will become associate companies of NEES as a result of future mergers and acquisitions.

          o    Allocation of Service Costs Among Members of the NEES Group

     The costs of services provided by the Service Company and members of the National Grid System will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. The Applicants expect that the majority of costs billed by members of the National Grid System to the NEES Group will be paid initially by the Service Company which will then charge the appropriate service recipient. The Applicants envision two types of charges.

     First, for services rendered specifically for the NEES Group or individual members, costs will be directly attributed to specific subsidiaries when it is possible to accurately do so. The costs of engineering or laboratory services are routinely billed directly based on a employee-hour basis. Exhibit B-2.1 contains a list of services that are expected to be billed directly and those services that benefit the National Grid System as a whole.

     Second, members of the NEES Group will pay a share of services that benefit them as members of the National Grid System. Their share will be determined by a two-step process. The NEES Group's portion of these costs will be determined using measures that reflect the relevant contribution and size of the individual businesses. Allocation of group costs will follow the methodology adopted by the UK regulator, the Office of Gas and Electricity Markets ("OFGEM"). The OFGEM approach uses four measures (revenues, operating profit, employee numbers and net assets) and allocates the group costs equally across the four. Revenues are adjusted to exclude the income resulting from sales of purchased power, and income relating to stranded assets (both within NEES). NGC will use figures from the latest published accounts to calculate the percentage of revenues, operating profit, employee numbers and net assets on an annualized basis, and these four percentages will be averaged to calculate the group allocation. Exhibit B-2.2 sets forth an estimated allocation of service costs among the NEES Group, other members of the National Grid System, and both NEES Group and the National Grid System.

     The Service Company will allocate the costs of service among the NEES Group using one of several methods. Service Company will choose the method that most accurately distributes the costs. The method of cost allocation varies based on the department rendering the service. Exhibit B-2.4 provides an illustration of allocation of group costs among the NEES Group.

     The largest category of costs being billed to the NEES companies are for the following departments which are relatively similar to a category of costs currently being incurred by the Service Company: shareholder services, investor relations and group accounts. In May 1992, in accordance with a 60-day letter to the SEC, the Service Company implemented a new allocation formula for costs associated with the annual meeting, annual and interim reports, proxy statements and shareholder and investor related services to the NEES companies. That method of allocation was based on total Service Company billings for services rendered (excluding convenience payments) to the NEES associate companies. The Service Company believes the costs to be billed by NGC for the departments listed above are essentially similar in nature to the costs currently incurred and allocated in accordance with the May 1992 letter. Therefore, the Service Company proposes to allocate the above costs in accordance with that approved allocation formula.

     The next largest category of costs is National Grid's senior management category of costs. To the extent that a senior manager is working on an issue specific to a particular NEES subsidiary or group of subsidiaries, NGC will identify this cost and the applicable NEES subsidiary that should be charged. However, senior management time and costs may relate to setting corporate-wide objectives, policies and procedures as well as reviewing corporate-wide activities and achievements. The Service Company currently has a general allocation formula that allocates 25% of these costs to NEES (the parent) with the remainder allocated to the subsidiaries based on operation and maintenance expenses. In 1998, in connection with the divestiture of NEES' generating facilities, the Commission reviewed and approved the use of operation and maintenance expense for the remaining 75% of the allocator. The Service Company proposes to use this allocation formula to allocate National Grid's senior management time and costs to the extent that these costs cannot be attributed to a specific individual NEES subsidiary.

     Another major category of billings is expected to be costs incurred for human resources, payroll and pension services. The Service Company proposes to allocate these costs to the NEES Subsidiary Companies using a formula currently in place that is based on number of employees in each company. This formula exists specifically for use by NEES' existing human resources and payroll departments and is appropriate for costs of a similar nature billed by the NGC.

     The costs estimated to be billed by the remaining departments are individually relatively minor and in most cases are of a general nature. Under the Service Company's accounting system, costs incurred in a department that are general in nature, such as supervision or secretarial support costs, are charged to a department overhead account. Department overhead costs are billed out based on how the payroll of that department is charged to the companies for whom Service Company performs services. The costs billed by the remaining NGC departments listed in Exhibit B-2.3 will be charged to the applicable Service Company department overhead account. These costs will, in turn, be billed out by the Service Company based on the manner in which that Service Company department charges its time. Exhibit B-2.3 lists the overhead accounts for the majority of the NGC departments.

          o    Calculation of Service Costs

     To gather the information necessary to allocate service costs, employees of the Service Company will record transactions utilizing the existing data capture and accounting systems of each client company. Costs will be accumulated in accounts of the Service Company and directly assigned, distributed and allocated to the appropriate client company in accordance with the guidelines set forth in
Schedule II of the Standard Form. The Service Company's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding-company systems. The Service Company's billing system will use the "Uniform System of
Accounts  for  Mutual  Service  Companies  and  Subsidiary   Service  Companies"
established by the Commission for service companies of registered holding-company systems, as may be adjusted to use the FERC uniform system of accounts. Further, since costs will be equitably allocated, charges for all services provided by the Service Company to affiliates will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

     With regard to services provided by NGC to the NEES Group, NGC will use appropriate policies and procedures to assure that all costs are identified and attributed to particular projects, programs or work orders for purposes of direct cost allocation.19 Records related to services provided by NGC to NEES companies will be made available to the Commission staff for review. For example, within NGC there are several general ledger systems, with one being dedicated to corporate function accounting. Consolidation takes place within a separate group consolidation system. As such, the corporate ledger is discrete and auditable.

     As required by Rule 91 under the 1935 Act, the costs allocated across the businesses served by NGC will as far as possible represent the total true cost of providing the corporate service. The costs considered in the allocation will include (1) total payroll and associated costs; (2) materials and consumable costs; (3) building and facilities costs; (4) IS infrastructure costs; and (5) other departmental costs.

     Rates for NGC charges to the Service Company will be calculated by taking total cost over total time worked. This method of calculation will ensure total recovery of departmental costs on a monthly basis, with minimal fluctuation of hourly rates. Budgeted rates will be available for forecasting purposes.

          o    Billing

     NGC will bill the Service Company monthly in arrears. The billing format will list charges by corporate department, detailing total time applicable to NEES companies, multiplied by the current rate, to give the total charge for the month.

     If NGC provides services for the benefit of a specific NEES company, the charge applicable to that company will be specifically identified in the invoice. Otherwise, NGC's charges will be allocated to individual NEES companies through the Service Company's allocation cycle as described above.

--------
     19 See Exhibit B-4, National Grid Group Policies and Procedures for Affiliate Transactions.

          o    Forecast of NGC's Charges to the Service Company

     NGC's UK regulator requires NGC to develop a business plan covering the upcoming price review period. The output of this planning process forms the basis for the forecast allocations included in this section. The information provided below is based upon projections over the six-year plan period. The figures in Exhibit B-2.2 are based on the forecast for year 2000/01. Direct costs allocated to the NEES Group is estimated to average about $3.0 million per annum -- this represents just under 3.0% of total corporate cost incurred by NGC. Total "group" costs for all the companies in the National Grid System average about $13 million per annum -- representing 12% of total corporate cost incurred by NGC. NEES' share of group costs will be approximately 36% of the total, a charge of about $4.7 million per annum. IS infrastructure costs allocated to NEES will amount to about $0.3 million per annum -- representing less than 1% of total infrastructure costs. Building and facility costs allocated to NEES will amount to about $0.3 million per annum -- representing approximately 3% of the total cost of NGC's headquarters.

     On this basis, total charges to NEES are estimated to be about $8.3 million per annum, representing approximately 7.5% of total corporate costs. The Applicants also forecast that the Merger will also reduce the level of certain services carried out within NEES. Applicants expect that savings will be approximately $8.4 million annually. The savings are described in Exhibit B-2.5. Accordingly, the annual cost of transatlantic services provided by NGC to the NEES Group is approximately equal to the service costs savings attributable to the Merger.20

          o    Restriction on Amendments

     No change in the organization of the Service Company, the type and character of the companies to be serviced (other than the amendment discussed above to include services for the National Grid associate companies), the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and

--------
     20 The projections of the cost of transatlantic services and the service cost savings attributable to the Merger include cost and savings projections from the NEES-EUA merger.

until the Service Company shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify the Service Company within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until the Service Company shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          3.   Sections 14 and 15 -- Jurisdiction

     Pursuant to these sections, the Commission has broad authority over, and access to, the books and records and reporting of companies in a registered holding company system. As noted previously, National Grid ADRs are now listed on the New York Stock Exchange. In connection with the ADR listing, National Grid will provide financial statements for the fiscal year ended March 31, 1999 and semiannually thereafter that include a reconciliation of net income and shareholders' equity in accordance with US GAAP.

     It should be further noted that the utility assets of NGC are accounted for on the basis required by the U.K. regulator, rather than that used for purposes of U.S. ratemaking proceedings, and rates for U.K. regulated utilities are also determined in a different manner than those for U.S. regulated companies. These issues are discussed at length in the attached paper by Professor Franks. See Exhibit J-3.

     In addition, National Grid undertakes and agrees to file, and will cause each of its present and future directors and officers, who is not a resident of the United States, to file with the Commission irrevocable designation of the party's custodian as an agent in the United States to accept service of process in any suit, action or proceeding before the

Commission or any appropriate court to enforce the provisions of the acts administered by the Commission.21

          4.   Section 33 -- Foreign Utility Companies

     Neither Section 33 nor the legislative history specifically addresses the availability of the FUCO exemption to registered holding companies organized in foreign countries. We do not believe that silence should be construed against National Grid. To the contrary, in Gaz Metropolitain, Inc. the Commission found that foreign acquisitions of U.S. utility companies were not barred by the fact that the Act was silent on the question of foreign ownership.22

     Since the Act, on its face, does not distinguish between U.S. and foreign registered holding companies, the question then becomes how best to provide for the protection of the public interest and the interest of investors and consumers (the "protected interests" under the Act), and how to ensure that the proposed Merger and related transactions do not lead to a recurrence of the evils that the Act was intended to address.

     Applicants make numerous commitments in their application for financing authorization (File No. 70-9519) to ensure that the proposed financing of the National Grid System, including financing for purposes of acquiring interests in EWGs and FUCOs, is consistent with the protected interests. In particular:

o National Grid commits to maintain the common stock equity ratios of NEES and its electric utility subsidiaries at a minimum of 35%;23

o National Grid commits to maintain its long-term debt rating at an investment grade level;

--------
     21 See Exhibit O-1, Appointment of Agent for Service of Process.

     22 Holding Company Act Release No. 35-26170 (Nov. 23,1994).

     23 New England Electric Transmission Corporation and Vermont Yankee Nuclear Power Corporation would be excluded from the 35% common stock equity capitalization standard. In addition, the 35% standard would be applied to the combined capitalization of Nantucket Electric Company and Massachusetts Electric Company.

o National Grid commits to maintain its interest cover ratio (Consolidated EBITDA to Net Interest Payable) at not less than 3:1, and;

o National Grid undertakes to cause its common stock equity as a percentage of total capitalization, measured on a book value US GAAP basis, to be 30% or above by March 31, 2002.

In addition, National Grid has structurally separated its FUCO activities from the NEES Group and it will limit the use of employees of the U.S. Utility Subsidiaries in FUCO operations. Lastly, periodic reporting of National Grid's aggregate investment in EWGs and FUCOs and a description of new FUCO investments will allow the Commission to continually monitor National Grid's non-U.S. activities.

     The Commission has nearly thirty years experience dealing with the issues presented by investments in foreign activities, and the measures necessary to protect U.S. ratepayers from any adverse effects that might be associated with those activities.

     Beginning in 1971, the Commission authorized a series of investments in foreign utility and nonutility operations. On the nonutility side, registered holding companies have been authorized to engage in the marketing and trading of energy commodities in Canada;24 energy management, consulting services and related financings;25

--------
     24 American Electric Power Co., Holding Co. Act Release No. 27062 (Aug. 19,
1999); Southern Co., Holding Co. Act Release No. 27020 (May 13, 1999).

     25 American Electric Power Co., Holding Co. Act Release No. 26682 (March 7,
1997). See also The Columbia Order ($50 million investment limit worldwide) and Southern Co., Holding Co. Act Release No. 22132 (July 17, 1981) (granting foreign consulting authority).

exploration for and production of natural gas;26 and construction, ownership and operation of gas pipelines.27

     In addition, even prior to the Energy Policy Act of 1992, the Commission authorized U.S. holding companies to acquire foreign utility operations. See, e.g., Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992)
(authorizing the acquisition of foreign utility interests by a registered holding company) and SCEcorp, Holding Co. Act Release No. 25564 (June 29, 1992) (authorizing the acquisition foreign utility interests by an exempt holding company). In those orders, the Commission sought to protect the interests of domestic utility consumers and investors while permitting the acquisition of foreign utility operations. In the Southern order, the Commission found a number of means by which consumer interests would be protected. In SCEcorp, the Commission gave great weight to the statement of the California Public Utility Commission that it had no objection to the acquisition of a foreign utility interest so long as the holding company complied with certain conditions designed to protect the interests of domestic consumers.

     Title VII of the Energy Policy Act amended the 1935 Act to create two new classes of exempt entities, EWGs and FUCOs. By exempting these entities from all provisions of the Act and providing generally for their acquisition without prior Commission approval, Congress intended to facilitate the participation in these activities. See, e.g., Statement of Sen. Riegle, Cong. Rec. S17629 (Oct. 8, 1992) (explaining that "the purpose of section 33 is to facilitate foreign investment, not burden it.").

--------
     26 Columbia  Energy  Group,  Holding Co. Act  Release No.  26820 (Jan.  23,
1998), as amended, Holding Co. Act Release No. 27055 (July 30, 1999) (authorizing Columbia to invest up to $55 million in Canadian E&P activities). See also Columbia Gas System, Inc., Holding Co. Act Release No. 17290 (Sept. 27,
1971) (authorizing the formation of a wholly-owned Canadian oil and gas exploration and production subsidiary in connection with an effort to obtain natural gas from the Prudhoe Bay and Arctic region of Canada), and Holding Co. Act Release No. 18534 (Aug. 16, 1974) (authorizing participation in projects for the development of proven gas reserves in Alaska and Canada, and for transportation of the gas to the United States).

     27 See Consolidated Natural Gas Co., Holding Co. Act Release No. 26595 (Oct. 25, 1996), and Holding Co. Act Release No. 26608 (Nov. 19, 1996)
(authorizing CNG to invest, on a case-by-case basis, in foreign pipeline projects).

     A question arises because neither Section 33 nor the legislative history specifically addresses the availability of the exemption to foreign holding companies. Although the Commission has not yet addressed this issue, we note that, in a related context, the Commission found that foreign acquisitions of U.S. utility companies were not barred by the fact that the Act was silent on the issue. In the Gaz Metropolitain case the Commission staff had opposed the acquisition by a Canadian parent of a Vermont gas utility company on the basis that, among other things, Congress had not contemplated foreign ownership of U.S. utilities when it drafted the Act in 1935. The Commission rejected the staff's argument, stating:

               We do not agree with the staff's analysis. The Act contains no prohibition against foreign utilities as such. Indeed, nothing in the Act prevents a foreign company that does not own or control public utility or holding company securities from acquiring the securities of a domestic public utility company.

Emphasis added. The Commission's focus, instead, was on whether the proposed transactions would be detrimental to the public interest or the interest of investors or consumers, or would lead to a recurrence of the problems that the Act was intended to address. Cf. Section 1(b) of the Act (describing the abuses that gave rise to the Act).

     Accordingly, we believe it is appropriate for the Commission to rely on the plain meaning of Section 33, so long as there are adequate safeguards for the protected interests and it does not appear that the proposed transactions would lead to a recurrence of the evils that the Act was intended to address. In this regard, the staff has emphasized the need for a "level playing field" as between U.S. and foreign registered holding companies. In practical terms, this means that the foreign holding company should not be able to rely on Section 33 in a way that is not available to U.S. companies. We believe there are three sets of issues in this regard:

     1.   Reliance on the FUCO exemption for all pre-existing interests

     National Grid, through its wholly-owned subsidiary National Grid Holdings, is the parent of NGC, which owns and operates the England and Wales electric transmission system, and certain other nonutility interests. Prior to the closing of the proposed transactions, National Grid Holdings will file a Form U-57 to perfect its exemption as a FUCO. Thereafter, it is our view that National Grid Holdings and its subsidiaries, including, for example, Energis, will be exempt from all provisions of the Act -- except with respect to transactions with National Grid and its non-FUCO subsidiary companies. This latter set of transactions will continue to be fully regulated under the Act.28 See Section 33(a)(1) of the Act ("A foreign utility company shall be exempt from all provisions of the Act, except as otherwise provided under this section").

     As explained more fully in Exhibit J-1 to this Application, while NGC and other FUCO interests will form the largest part of National Grid Holdings' interests, the company will have certain non-FUCO subsidiaries. In particular, National Grid holds a significant interest in Energis, which is engaged in telecommunications in the U.K. Typically, Energis would be qualified as an "exempt telecommunications company" or "ETC" under Section 34 of the 1935 Act. In this matter, however, there is no way for National Grid, as a minority owner, to ensure that Energis will continue to be engaged "exclusively" in providing telecommunications, information and related goods and services, as required by the ETC definition.

     Accordingly, the Applicants seek to rely on the fact that Section 33 (unlike Sections 32 and 34) does not require that the exempt entity be engaged "exclusively" in the subject activity. Although there is no discussion of this point in the legislative history, it does not seem unreasonable that Congress was attempting to accommodate the nature of the entities exempt under Section
33. Unlike EWGs and ETCs, which are likely to be special purpose entities, FUCOs may comprise vertically-integrated utility systems and businesses that are reasonably incidental or economically necessary or appropriate thereto. Indeed, a review of the Forms U5S suggests that U.S. holding companies have indirectly acquired certain nonexempt interests in connection with their FUCO holdings.

--------

     28 The Commission's residual jurisdiction is generally limited to parent-level financings, affiliate transactions and "the creation or maintenance of any other relationship between a foreign utility company and a registered holding company." Section 33(c)(2).

     The Commission should not find these "other businesses" to be inconsistent with the policies and provisions of the Act, so long as: (i) the nonutility interests are functionally related to the foreign utility business, in the same way domestic nonutility interests must be related to domestic utility operations, (ii) all direct or indirect investments in these businesses for which there is recourse, directly or indirectly, to the registered holding company will be counted toward "aggregate investment" for purposes of Rule 53, and (iii) there are appropriate safeguards, such as those described above, to protect the interests of U.S. ratepayers from the adverse effects, if any, that may be associated with the foreign operations.

     2.   Compliance with Rule 53

     In 1992, Congressman Markey expressed concern that Sections 32 and 33 "would invite utilities to shift valuable resources and management -- paid for by captive retail ratepayers" to new "competitive" ventures. Statement of Rep. Markey, Cong. Rec. H11446 (Oct. 5, 1992). These concerns were addressed, in part, when the Commission adopted Rule 53 which, among other things, effectively limits the amount of ratepayer- generated capital that a registered holding company can invest in foreign utility operations. While National Grid intends to comply fully with the substantive requirements of Rule 53 -- including the limitation on additional aggregate investment in FUCOs -- the Applicants do not believe that National Grid's existing investments should be counted toward aggregated investment for purposes of the rule. In contrast to the FUCO investments of U.S. registereds, none of National Grid's existing investments have been funded, directly or indirectly, with the proceeds from U.S. utility operations. A decision to count these interests as aggregate investment would effectively penalize National Grid for its success in its operations to date and, further, would place the company at a competitive disadvantage to similarly situated U.S. holding companies. Accordingly, Applicants are requesting that National Grid's existing investment in foreign utility operations be grandfathered for purposes of the limit on "aggregate investment" under Rule 53 of the Act.

     On an ongoing basis, National Grid will comply fully with the substantive provisions of Rule 53:

     (i) National Grid is seeking authority to use the proceeds of financings to invest in EWGs and FUCOs, only in an amount up to 50% of consolidated retained earnings, and;

     (ii) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the U.S. Utility Subsidiaries' employees in connection with providing services to EWGs and FUCOs.

In addition, National Grid will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's EWG and FUCO investments on National Grid's financial condition. National Grid will also report to the Commission semiannually regarding its aggregate investment in EWGs and FUCOs as a percentage of consolidated retained earnings and provide a description of EWG and FUCO investments acquired during the reporting period. See File No. 70-9519.

     Recently, the Commission issued a concept release on Registered Public Utility Holding Companies and Internationalization ("Concept Release").29 The Concept Release asks numerous questions regarding the acquisition of domestic utilities by foreign companies. Applicants believe that, properly structured, foreign ownership of U.S. utility companies can bring many benefits to consumers, investors and the public. Exhibit N-1 to this Application provides a road map showing where each of the issues raised in the Concept Release is addressed in this Application and the Applicants application for system financing authorization in File No. 70-9519.

ITEM 4. Regulatory Approvals

     Set forth below is a summary of the regulatory approvals that National Grid and NEES expect to obtain in connection with the Merger.


--------
     29 Registered Public Utility Holding Companies and Internationalization, Holding Co. Act Release No. 27110 (Dec. 14, 1999).

          (1)  Antitrust

     The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and until certain waiting periods have been terminated or have expired. NEES and National Grid Group filed their premerger notifications on March 31, 1999 and on April 9, 1999 the waiting period thereunder was terminated. If the Merger is not consummated within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, NEES and National Grid Group would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be consummated.

          (2)  Federal Power Act

     Section 203 of the Federal Power Act (the "FPA") provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves a change in ownership and control of NEES's public utility subsidiaries, the prior approval of the FERC under FPA Section 203 is required in order to consummate the Merger.

     Under Section 203 of the FPA, the FERC is directed to approve a Merger if it finds such Merger "consistent with the public interest." In reviewing a Merger, the FERC generally evaluates: (1) whether the Merger will adversely affect competition; (2) whether the Merger will adversely affect rates; and (3) whether the Merger will impair the effectiveness of regulation. NEES and National Grid Group believe the proposed Merger satisfies these standards.

     By order dated June 16, 1999, the FERC unconditionally approved the Merger. New England Power Co., 87 FERCP. 61,287.

          (3)  Atomic Energy Act

     As NEP holds licenses issued by the Nuclear Regulatory Commission ("NRC") in connection with that subsidiary's interests in various nuclear power plants and also holds minority common stock interest in corporations that hold such licenses, the Merger (which would constitute an indirect transfer of NEP's licenses to National Grid) requires NRC approval under the Atomic Energy Act of 1954. The Atomic Energy Act effectively prohibits foreign ownership or control of a nuclear license (as distinct from the physical plant). National Grid is a foreign entity within the meaning of the Atomic Energy Act. NEES and National Grid believe they can satisfy NRC concerns about foreign ownership and control. NEP's minority interests in the common stock of corporations that hold nuclear licenses does not give NEES control over such facilities or the licensee for the facilities, and therefore the indirect acquisition by National Grid of NEP's interest will not be inconsistent with the Atomic Energy Act. In addition, although NEP owns a minority interest in two nuclear facilities and therefore has minority, non-operating ownership licenses with respect to those facilities, NEP has no control over the facilities themselves, and a recently issued NRC Stranded Review Procedure (SRP) regarding foreign ownership or control provides that foreign ownership of such minority non-operating licenses is permissible, provided that the licensee agrees to conditions that prevent foreign domination or control of the facility.

     On March 15, 1999, NEP and National Grid filed an application with the NRC requesting approval of the indirect transfer of control over NEP's minority, non- operating interests in the nuclear facilities and corporations. Therein, NEP and National Grid proposed a negation action plan consistent with the SRP. The application was noticed on June 30, 1999. Subsidiaries of Northeast Utilities ("NU"), co-owners in the nuclear facilities, intervened in the proceeding and requested a hearing. On November 4, 1999, the NU subsidiaries filed a notice of withdrawal of their petitions to intervene and jointly with NEP requested that the proceeding be terminated. The NRC terminated the proceeding on November 19, 1999. On December 10, 1999 the NRC approved the transfer. See Exhibit D-2.2.

          (4)  Exon-Florio

     The Committee on Foreign Investment in the United States ("CFIUS") may review and investigate the Merger under Exon-Florio, and the President of the United States or his designee is empowered to take certain actions in relation to Mergers, acquisitions and takeovers by foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States pursuant to Exon-Florio. In particular, Exon- Florio enables the President to block or reverse any acquisitions by foreign persons which threaten to impair the national security of the United States. Before the Merger may be consummated, any CFIUS review and investigation of the Merger under Exon-Florio must have terminated, and the President must not have taken any of his authorized actions under Exon-Florio. The Exon-Florio application in connection with the Merger was filed on March 30, 1999, and on April 29, 1999 the parties were informed by the Department of the Treasury that action under Exon-Florio had concluded with respect to the Merger.30

          (5)  State Regulatory Approval

     The Merger does not require the approval of the MDTE, the RIPUC or the Maine Public Utilities Commission. The merger does require the approval of the VPSB and the CDPUC and is subject to review by the NHPUC.

     While the MDTE does not have jurisdiction over the merger, NEES and National Grid made an informational filing on March 8, 1999 with the MDTE, describing the merger and the benefits of the merger to ratepayers. As part of the filing, the companies advised the MDTE that the SEC would be seeking a certification from the MDTE, the RIPUC and the NHPUC that each of the state commissions has the authority and resources to protect ratepayers in matter such as rates, financings, affiliate transactions and the financial integrity of the operating utility within its state and additionally that the commission intends to continue to exercise its authority.31 The MDTE has issued a letter to this Commission, a copy of which is attached as Exhibit D-3.2.

--------
     30 See Exhibit L-1 to this Application.

     31 NEP is not subject to regulation as a utility by the Maine Public Service Commission, consequently, a certification was not pursued.

     On March 18, 1999, the companies made a similar informational filing with the NHPUC and requested certification from the NHPUC to the SEC that it has the authority and resources to protect ratepayers. The companies also filed affidavits attesting to the fact that the transaction would not adversely affect ratepayers and that there would be no change in the NHPUC's jurisdiction over Granite State and NEP as a result of the merger. On April 21, 1999, the NHPUC issued an order finding that the merger did not satisfy the requirements for exemption from the NHPUC's formal review process. A hearing was held before the NHPUC on June 24-25, 1999 and an order approving the Merger was issued on October 4, 1999. See Exhibit D-5.3. A motion for rehearing filed by the Office of Consumer Advocate was denied on November 29, 1999. See Exhibit D-5.4.

     While the RIPUC has indicated that no filing with it is required, a copy of the informational filing made with the MDTE was given to the RIPUC and a written request for a letter to the Securities and Exchange Commission was made on June 25, 1999. Additionally, the companies will be meeting with the RIPUC and staff to answer questions. The RIPUC issued a letter certifying that it has the authority and resources to protect ratepayers on August 31, 1999. See Exhibit D-8.

     NEP has a small amount of transmission assets in Vermont and therefore is deemed to be a Vermont public utility. While the VPSB has no regulatory jurisdiction over NEP's operations, under Vermont law it does have authority to approve the merger. The application for approval of the Merger by the VPSB was filed on March 29, 1999. An order approving the Merger was issued on June 15, 1999. A copy is attached as Exhibit D-6.2.

     The CDPUC has jurisdiction over the transaction because of NEP's minority ownership interest in the Millstone III Nuclear Power Plant. On March 31, 1999, the parties filed a letter with the CDPUC seeking confirmation that CDPUC approval is not required for the Merger. The CDPUC determined that it did have jurisdiction. An order from the CDPUC issued on June 30, 1999. A copy is attached as Exhibit D-7.2.

                                    * * * * *

Finally, pursuant to Rule 24 under the Act, the Applicants represent that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than December 31, 2004.

ITEM 5. Procedure

     The Commission is respectfully requested to issue and publish not later than July 15, 1999 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than August 10, 1999 by which comments may be entered and a date not later than August 30, 1999 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements

     o    Exhibits

          A-1 Memorandum and Articles of Association of The National Grid Group plc (previously filed).

          A-2 Agreement and Declaration of Trust of New England Electric System (filed as Exhibit 3 to the 1994 NEES Form 10-K (File No. 1-3446), and incorporated herein by reference).

          A-2.2 Proposed amendment to the NEES Agreement and Declaration of Trust (included in Exhibit C-1 hereto).

          B-1 Agreement and Plan of Merger, dated as of December 11, 1998, by and among NEES, National Grid Group and NGG Holdings LLC (included in Exhibit C-1 hereto).

          B-2       NEES   Standard  Form  of  Service   Contract,   as  amended
                    (previously filed).

          B-2.1 List of Direct and Group Central Administrative Services Provided to NEES (previously filed).

          B-2.2 Analysis of Corporate Cost Allocation - 1999 Business Plan (previously filed).

          B-2.3 Overhead Accounts for National Grid Company Administrative Services (previously filed).

          B-2.4 Re-allocation of Estimated National Grid Administrative Service Costs (previously filed)

          B.2.5 NEES/GRID Domestic Administrative Service Costs Savings (previously filed)

          B-3       National Grid Group Credit Agreement (previously filed).

          B-4 National Grid Group Policies and Procedures for Affiliate Transactions (revised)

          C-1 Proxy Statement of NEES for the shareholders meeting to be held in connection with the Merger (filed with the Commission on March 26, 1999 and incorporated by reference herein).

          C-2 Circular of National Grid Group for the extraordinary general meeting of shareholders to be held in connection with the Merger (previously filed).

          D-1.1     Joint    Application   of   New   England   Power   Company,
                    Massachusetts Electric Company, The Narragansett Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, New England Hydro-Transmission Electric Company Inc., AllEnergy Marketing Company, L.L.C. and NGG Holdings LLC before the FERC (previously filed).

          D-1.2     Order of the FERC (previously filed).

          D-2.1 Application of New England Power Company before the NRC (previously filed).

          D-2.2 Orders of the NRC approving the transaction as it pertains to the Millstone Nuclear Power Station, Unit 3 and the Seabrook Station, Unit 1 (previously filed).

          D-3.1     Submission to the MDTE (previously filed).

          D-3.2     Response from the MDTE (previously filed).

          D-4.1     Omitted.

          D-4.2     Omitted.

          D-5.1     Submission to the NHPUC (previously filed).

          D-5.2 Order of the NHPUC Setting the Merger for a Hearing (previously filed).

          D-5.3     Order of the NHPUC Approving the Merger (previously filed).

          D-5.4 Order of the NHPUC on Motion for Rehearing (previously filed).

          D-6.1     Submission to the VPSB (previously filed).

          D-6.2     Order of the VPSB (previously filed).

          D-7.1     Submission to the CDPUC (previously filed).

          D-7.2     Order of the CDPUC (previously filed).

          D-8 Rhode Island Public Utilities Commission Certification to the SEC (previously filed).

          E-1 Map of service territory of NEES (filed in paper format on Form SE).

          E-2 NGG Corporate Chart, as revised (filed in paper format on Form SE).

          E-3       NEES Corporate Chart (filed in paper format on Form SE).

          E-4 Combined National Grid/NEES corporate chart (filed in paper format on Form SE).

          F-1.1     Opinion of Counsel - National Grid Group (previously filed).

          F-1.2     Opinion of Counsel - NEES (previously filed).

          F-2       Past tense opinion of counsel (to be filed by amendment).

          G-1       Opinion   of   Merrill   Lynch,   Pierce,   Fenner  &  Smith
                    Incorporated (included in Exhibit C-1).

          H-1 Annual Report of National Grid Group dated March 31, 1998 (previously filed).

          H-2 Annual Report on Form 10-K of NEES for the year ended December 31, 1998 (filed with the Commission on March 31, 1999 and incorporated by reference herein).

          H-3 Form U5S of NEES for the year ended December 31, 1998 (filed with the Commission on May 3, 1999 and incorporated by reference herein).

          H-4 Annual Report of National Grid Group dated March 31, 1999 (filed under cover of Form SE).

          I-1       Proposed Form of Notice (previously filed).

          J-1 Description of Nonutility Subsidiaries of National Grid, as revised (previously filed).

          J-2 Merger Structure and Description of Intermediate Companies, as revised (previously filed).

          J-3 "The Financial Strength of the National Grid Group and the Proposed Acquisitions of NEES and EUA," Julian Franks and the Brattle Group (March, 1999) (filed under cover of Form
                    SE).

          K-1 Response to the Comments of Russell G. Gilmore (previously filed).

          L-1 Letter from the Committee on Foreign Investment in the United States, dated April 29, 1999 (previously filed).

          M-1 Letter from Fiona Smith, Company Secretary and General Counsel of The National Grid Group plc, to Sheldon Whitehouse, Attorney General of Rhode Island, dated January 25, 2000 (previously filed).

          N-1 Comparison of the Issues Raised in the Concept Release on Registered Public Utility Holding Companies and Internationalization and the Applications of The National Grid Group plc and New England Electric System (previously filed).

          O-1       Appointment of Agent for Service of Process.

     o    Financial Statements

          FS-1 National Grid Group Unaudited Pro Forma Condensed Consolidated Balance Sheet (filed with the Commission on August 17, 1999 in File No. 70-9519 and incorporated herein by reference - Confidential Treatment Requested).

          FS-2 National Grid Group Unaudited Pro Forma Condensed Consolidated Statement of Income (filed with the Commission on August 17, 1999 in File No. 70-9519 and incorporated herein by reference - Confidential Treatment Requested).

          FS-3      Notes  to  Unaudited   Pro  Forma   Condensed   Consolidated
                    Financial Statements (filed with the Commission on August 17, 1999 in File No. 70-9519 and incorporated herein by reference - Confidential Treatment Requested).

          FS-4 National Grid Group Consolidated Balance Sheet (previously filed).

          FS-5 National Grid Group Consolidated Profit and Loss Account, Cash Flow Statement and Statement of Total Recognized Gains and Losses (previously filed).

          FS-5.1    Notes  to  National   Grid  Group   Consolidated   Financial
                    Statements (previously filed).

          FS-6 NEES Consolidated Balance Sheet as of December 31, 1998 (included in Exhibit H-2).

          FS-7 NEES Consolidated Statement of Income for the twelve months ended December 31, 1998 (included in Exhibit H-2).

ITEM 7. Information as to Environmental Effects

     The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Merger will not result in changes in the operations of NEES and its subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Pre-Effective Amendment No. 7 to the Application-Declaration, File No. 70-9473, to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Date: February 15, 2000



                                     /s/ Jonathan M. G. Carlton

                                     Jonathan M. G. Carlton

                                     Business Development Manager -- Regulation
                                     The National Grid Group plc

                                     /s/ Kirk Ramsauer

                                     Kirk L. Ramsauer

                                     Deputy General Counsel
                                     New England Electric System*



*The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.

                                  EXHIBIT INDEX


Exhibit

B-4 National Grid Group Policies and Procedures for Affiliate Transactions (revised)

O-1  Appointment of Agent for Service of Process